Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements for the three and six-month periods ended December 31, 2021, presented comparatively

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 89, beginning on July 1, 2021

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 29, 2018 registered in the General Inspection of Justice on January 8, 2019 under Number 541 of Book 93 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 589,692,259 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 589

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A.

Legal addresses: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 216,240,797 shares

Voting stock (direct and indirect equity interest): 36.53% (*)

	CAPITAL STATUS
Type of stock	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	589,692,259(**)	589

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.
(***) The share capital increase and the issuance of shares related to the 163,813 warrants exercised during the month of November are in the process of being registered.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
CPF	Collective Promotion Funds
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
IBC	Israel Broadband Company
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
ISPRO	ISPRO the Israel properties rental Corp. Ltd.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
RECPAM	Result from exposure to changes in the purchasing power of the currency
Shufersal	Shufersal Ltd.
TASE	Tel Aviv Stock Exchange

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2021 and June 30, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.21	06.30.21
ASSETS
Non-current assets
Investment properties	8	245,013	230,161
Property, plant and equipment	9	44,784	48,315
Trading properties	10	1,959	1,980
Intangible assets	11	3,348	3,601
Right-of-use assets	12	5,003	5,127
Biological assets	13	3,811	3,911
Investment in associates and joint ventures	7	13,782	15,656
Deferred income tax assets	21	609	594
Income tax and MPIT credits		32	42
Restricted assets	15	238	243
Trade and other receivables	16	14,080	12,905
Investment in financial assets	15	943	1,590
Derivative financial instruments	15	3	90
Total non-current assets		333,605	324,215
Current assets
Trading properties	10	137	137
Biological assets	13	10,323	8,091
Inventories	14	7,083	12,870
Income tax and MPIT credits		54	198
Trade and other receivables	16	27,803	27,368
Investment in financial assets	15	1,985	1,703
Derivative financial instruments	15	717	762
Cash and cash equivalents	15	26,632	33,156
Total current assets		74,734	84,285
TOTAL ASSETS		408,339	408,500
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		55,415	39,078
Non-controlling interest		95,811	88,460
TOTAL SHAREHOLDERS' EQUITY		151,226	127,538
LIABILITIES
Non-current liabilities
Borrowings	20	84,931	88,202
Deferred income tax liabilities	21	100,791	99,040
Trade and other payables	18	3,049	2,710
Provisions	19	1,893	469
Derivative financial instruments	15	108	57
Lease liabilities		4,852	5,501
Payroll and social security liabilities		106	163
Total non-current liabilities		195,730	196,142
Current liabilities
Trade and other payables	18	23,461	23,588
Borrowings	20	32,510	54,722
Provisions	19	224	182
Payroll and social security liabilities		1,248	1,787
Income tax and MPIT liabilities		401	1,320
Lease liabilities		2,017	1,919
Derivative financial instruments	15	1,522	1,302
Total Current liabilities		61,383	84,820
TOTAL LIABILITIES		257,113	280,962
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		408,339	408,500

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2021 and 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.21	12.31.20	12.31.21	12.31.20
Revenues	22	35,942	24,578	16,990	11,294
Costs	23	(25,573)	(18,837)	(10,717)	(7,675)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		4,697	2,535	2,356	1,394
Changes in the net realizable value of agricultural products after harvest		(423)	389	(281)	(497)
Gross profit		14,643	8,665	8,348	4,516
Net gain/(loss) from fair value adjustment of investment properties		22,955	13,620	30,078	(26,165)
Gain from disposal of farmlands		4,023	138	4,023	1
General and administrative expenses	24	(3,261)	(3,328)	(1,678)	(1,753)
Selling expenses	24	(2,810)	(2,797)	(1,525)	(1,062)
Other operating results, net	25	872	(2,777)	(204)	(3,272)
Management fees		(2,476)	-	(2,261)	789
Profit/ (loss) from operations		33,946	13,521	36,781	(26,946)
Share of profit/ (loss) of associates and joint ventures	7	62	(736)	290	(959)
Profit/ (loss) before financial results and income tax		34,008	12,785	37,071	(27,905)
Finance income	26	314	396	226	35
Finance cost	26	(6,372)	(9,137)	(3,029)	(4,397)
Other financial results	26	14,535	4,943	8,532	5,015
Inflation adjustment	26	(146)	2,411	(715)	2,259
Financial results, net	26	8,331	(1,387)	5,014	2,912
Profit/ (loss) before income tax		42,339	11,398	42,085	(24,993)
Income tax	21	(4,309)	(6,218)	(7,183)	7,185
Profit/ (loss) for the period from continuing operations		38,030	5,180	34,902	(17,808)
(Loss)/ profit for the period from discontinued operations	31	-	(10,104)	-	236
Profit / (loss) for the period		38,030	(4,924)	34,902	(17,572)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive (loss)/ income from subsidiaries		(12,048)	(1,713)	(6,480)	4,894
Revaluation of fixed assets transferred to investment properties		-	350	-	(243)
Other comprehensive (loss)/ income for the period from continuing operations		(12,048)	(1,363)	(6,480)	4,651
Other comprehensive loss for the period from discontinued operations		-	(8,056)	-	(1)
Total other comprehensive (loss)/ income for the period		(12,048)	(9,419)	(6,480)	4,650
Total comprehensive income/ (loss) for the period		25,982	(14,343)	28,422	(12,922)
Total comprehensive income/ (loss) from continuing operations		25,982	3,817	28,422	(13,157)
Total comprehensive (loss)/ income from discontinued operations		-	(18,160)	-	235
Total comprehensive income/ (loss) from the period		25,982	(14,343)	28,422	(12,922)
Profit/ (loss) for the period attributable to:
Equity holders of the parent		21,207	(4,528)	18,959	(9,389)
Non-controlling interest		16,823	(396)	15,943	(8,183)
Profit/ (loss) from continuing operations attributable to:
Equity holders of the parent		21,207	111	18,959	(9,612)
Non-controlling interest		16,823	5,069	15,943	(8,196)
Total comprehensive income/(loss) attributable to:
Equity holders of the parent		16,326	(6,469)	16,282	(7,632)
Non-controlling interest		9,656	(7,874)	12,140	(5,290)
Profit/ (loss) for the period per share attributable to equity holders of the parent:
Basic		35.94	(9.07)	32.13	(18.82)
Diluted		30.51	(9.07)	27.28	(18.82)
Profit/ (loss) per share from continuing operations attributable to equity holders of the parent:
Basic		35.94	0.22	32.13	(19.26)
Diluted		30.51	0.22	27.28	(19.26)

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (iii)	Other reserves (iv)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2021	589	3	18,138	1,774	22,858	163	847	1,395	4,934	(11,623)	39,078	88,460	127,538
Profit for the period	-	-	-	-	-	-	-	-	-	21,207	21,207	16,823	38,030
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(4,881)	-	(4,881)	(7,167)	(12,048)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	-	(4,881)	21,207	16,326	9,656	25,982
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	-	(2,690)	-	2,690	-	-	-
Exercise of warrants (ii)	-	-	-	(5)	35	-	-	-	-	-	30	-	30
Changes in non-controlling interest	-	-	-	-	-	-	-	-	1,405	-	1,405	8	1,413
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(2,405)	(2,405)
Share based payment reserve	-	-	-	-	-	-	-	-	11	-	11	-	11
Other changes in shareholders' equity	-	-	-	-	-	-	-	1,295	(61)	(2,669)	(1,435)	75	(1,360)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	17	17
Balance as of December 31, 2021	589	3	18,138	1,769	22,893	163	847	-	1,408	9,605	55,415	95,811	151,226

(i) Includes ARS 2 of Inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements.
(ii) As of December 31, 2021, the remaining warrants to exercise amount to 89,761,817, equivalent to the same number of shares. See Note 32 to these Financial Statements.
(iii) Related to CNV General Resolution N° 609/12.
(iv) Group’s other reserves for the period ended December 31, 2021 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2021	(271)	(5,497)	290	7,146	313	2,180	773	4,934
Other comprehensive (loss)/ income for the period	-	-	-	(4,882)	-	1	-	(4,881)
Total comprehensive (loss)/ income for the period	-	-	-	(4,882)	-	1	-	(4,881)
Changes in non-controlling interest	-	1,405	-	-	-	-	-	1,405
Reserve for share-based payments	-	-	-	-	-	-	11	11
Other changes in shareholders' equity	-	-	-	(1)	-	-	(60)	(61)
Balance as of December 31, 2021	(271)	(4,092)	290	2,263	313	2,181	724	1,408

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2020	499	3	18,108	19,161	163	675	1,395	1,820	3,691	45,515	175,464	220,979
Loss for the period	-	-	-	-	-	-	-	-	(4,528)	(4,528)	(396)	(4,924)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(1,941)	-	(1,941)	(7,478)	(9,419)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(1,941)	(4,528)	(6,469)	(7,874)	(14,343)
Changes in non-controlling interest	-	-	-	-	-	-	-	463	-	463	(349)	114
Assignment of results - Shareholders’ meeting	-	-	-	-	-	172	-	-	(172)	-	-	-
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(3,435)	(3,435)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(75,299)	(75,299)
Other changes in equity	-	-	-	-	-	-	-	5,686	115	5,801	4,309	10,110
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	20	20
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	119	119
Balance as of December 31, 2020	499	3	18,108	19,161	163	847	1,395	6,028	(894)	45,310	92,955	138,265

(i) Includes ARS 2 of Inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) Group’s other reserves for the period ended December 31, 2020 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2020	(271)	(5,960)	2,331	5,399	894	(850)	277	1,820
Other comprehensive (loss)/ income for the period	-	-	-	(2,291)	-	350	-	(1,941)
Total comprehensive (loss)/ income for the period	-	-	-	(2,291)	-	350	-	(1,941)
Changes in non-controlling interest	-	463	-	-	-	-	-	463
Other changes in equity	-	(48)	-	4,734	-	1,109	(109)	5,686
Balance as of December 31, 2020	(271)	(5,545)	2,331	7,842	894	609	168	6,028

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2021 and 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.21	12.31.20
Operating activities:
Net cash generated from operating activities before income tax paid	17	10,477	1,274
Income tax paid		(107)	(51)
Net cash generated from continuing operating activities		10,370	1,223
Net cash generated from discontinued operating activities		-	3,685
Net cash generated from operating activities		10,370	4,908
Investing activities:
Acquisition of participation in associates and joint ventures		(320)	-
Capital contributions to associates and joint ventures		(1,028)	(41)
Proceeds from sales of intangible assets		248	-
Acquisition and improvement of investment properties		(1,449)	(3,067)
Proceeds from sales of investment properties		5,344	21,502
Acquisitions and improvements of property, plant and equipment		(1,990)	(1,059)
Financial advances		-	(32)
Acquisition of intangible assets		(17)	(26)
Proceeds from sales of property, plant and equipment		3	14
Dividends collected from associates and joint ventures		2,634	891
Acquisitions of investments in financial assets		(2,518)	(27,835)
Proceeds from disposal of investments in financial assets		6,404	32,312
Interest collected from financial assets		65	472
Dividends collected from financial assets		47	-
Loans granted		(21)	(262)
Net cash generated from continuing investing activities		7,402	22,869
Net cash generated from discontinued investing activities		-	53,465
Net cash generated from investing activities		7,402	76,334
Financing activities:
Borrowings and issuance of non-convertible notes		16,441	12,391
Payment of borrowings and non-convertible notes		(22,572)	(52,779)
Obtaining of short term loans, net		902	2,186
Interest paid		(7,508)	(8,214)
Repurchase of non-convertible notes		(3,678)	(134)
Capital contributions from non-controlling interest in subsidiaries		111	127
Acquisition of non-controlling interest in subsidiaries		-	(217)
Proceeds from sales of non-controlling interest in subsidiaries		-	4,737
Dividends paid		-	(1,109)
Dividends paid to non-controlling interest in subsidiaries		(3,158)	(3,115)
Proceeds from derivative financial instruments		-	(986)
Share capital increase due to exercise of warrants		33	-
Net cash used in continuing financing activities		(19,429)	(47,113)
Net cash used in discontinued financing activities		-	(21,800)
Net cash used in financing activities		(19,429)	(68,913)
Net decrease in cash and cash equivalents from continuing activities		(1,657)	(23,021)
Net increase in cash and cash equivalents from discontinued activities		-	35,350
Net (decrease)/ increase in cash and cash equivalents		(1,657)	12,329
Cash and cash equivalents at beginning of the period	15	33,156	182,577
Foreign exchange loss in cash and changes in fair value of cash equivalents		(4,867)	(9,781)
Deconsolidation		-	(175,036)
Cash and cash equivalents at the end of the period		26,632	10,089

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Turismo Investment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on February 10, 2022.

As of September 30, 2021, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business, which, with the acquisition of IDBD, was in turn divided into two centers of operations: (a) Argentina Operations Center and (b) Israel Operations Center. With the loss of control of the Israel Operations Center and its deconsolidation, as indicated in Note 1 to the Consolidated Financial Statements as of June 30, 2021, as of October 1, 2020, the Group manages its operations at through a single operations center, therefore, the results of said company as of December 31, 2020 are disclosed in discontinued operations.

Agricultural Business

CRESUD S.A.C.I.F.Y.A.
Agrofy S.A.
Brasilagro
Futuros y Opciones.com S.A.
Agro Uranga S.A.
Uranga Trading
Cresca S.A.
Agropecuaria Moroti S.A.
Palmeiras S.A.
Acres
Ombú
Yatay
Yuchan

Urban Properties and Investments Business

Operations Center in Argentina

IRSA Inversiones y Representaciones S.A.
Hoteles Argentinos S.A.
Nuevas Fronteras S.A.
Llao Llao Resorts S.A.
New Lipstick LLC
Condor Hospitality Trust
Banco Hipotecario

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2021 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These Financial Statements for the interim periods of six months ended December 31, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended December 31, 2021, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of December 31, 2021 (accumulated six months)
Price variation	20%

As a consequence of the aforementioned, these financial statements as of December 31, 2021 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2021 and December 31, 2020 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1). Certain items from prior periods have been reclassified for consistency purposes regarding the sale of Carnes Pampeanas. See Note 1 and 6 to these Financial Statements.

See Note 32 for information on the context in which the Group operates.

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements, except for those mentioned in Note 32.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2021 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2021, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

8 de Julio Farm

On November 2021, Cresud entered into a lease agreement with options for real right of surface and purchase of 8 de Julio Farm and El Carmen Farm. The lessee is Southern Cone Energy S.A., and the purpose of the lease is to install wind turbines for energy production and a water hydrolysis plant for the production of hydrogen and derivatives.

The price of the contract was established as follows: 1st stage (3 years with an additional extension of 1 year): USD 70,000 per year. 2nd stage (3 years with an additional 1 year extension): USD 100,000 per year. 3rd stage: (3 years with an additional extension of 1 year): USD 120,000 per year / Real Surface Right: 4th stage (4 years): USD 250,000 per year. 5th stage (until the completion of the Real Surface Right): USD 1 million per year. From the 2nd year of this stage, the amount resulting from applying the current annual interest rate on the payment date to USD 1 million.

The maximum term of the real right of surface is 70 years.

Rio do Meio Farm

On September 1, 2021, the Company entered into a Purchase and Sale Commitment Agreement in a total area of 4,573 hectares (2,859 usable hectares) of Finca Rio do Meio, a rural property located in the Municipality of Correntina - BA, for the amount of 250 bags of soybeans per useful hectare, equivalent to R ARS 130. The payment will be made in 13 installments, the first in the form of an advance and the rest divided into 12 semi-annual payments due in June and October, with the last installment on 10 October 2027. The result recognized for the sale amounted to R$ 58 million.

Although the signing of the agreement and disclosure of the transaction was in September, the gain from the sale of the farm is recognized in these financial statements, since the Purchase Agreement conditioned the transfer of ownership of the promised area to the full payment of the first installment, which consisted of 3 equal parts that were paid on September 20, 2021, November 15, 2021 and December 30, 2021

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of Alto Taquari (Brasilagro)

On October 8, 2021 BrasilAgro reported that it sold an area of 3,723 hectares (2,694 cultivable hectares) of the Alto Taquari Farm, a rural property located in the municipality of Alto Taquari - Mato Grosso state.

The total amount of the sale is 1,100 bags of soybeans per cultivable hectare or BRL 589 million (~ BRL 218,641 / cultivable ha). The handover of possession of the areas and, consequently, the recognition of sales income, will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 cultivable hectares), for an approximate amount of R ARS 336.0 million and September 2024 with 1,157 cultivable hectares, for an approximate value of R ARS 253.0 million. Brasilagro will continue to operate the areas until delivery.

The buyer made an initial payment of R ARS 16.5 million and an additional payment of R 31.4 million during the present period, and the remaining balance is indexed in soy bags with annual payments and an average term of 3.9 years.

Agrofy capital round

In December 2021, Agrofy carried out a new round of capital for USD 29 million, with the aim of consolidating its regional growth, implementing transactionality on the platform and developing fintech solutions. Current shareholders, including Cresud, and a new foreign investor participated in it. As of December 31, 2021, Cresud had a direct and indirect participation in Agrofy of 17.7%.

Urban property business and investments

For sale plots of real estate in Hudson

On August 2, 2021, our subsidiary IRSA CP (absorbed by IRSA Inversiones y Representaciones S.A.) signed the sales ticket for several plots of the property called Casonas located in Hudson, Berazategui district. The total of the operation was USD 0.6.

Sale of Mariano Acosta and Merlo Plots

On August 9, 2021, IRSA Inversiones y Representaciones S.A. signed the sales ticket for Mariano Acosta Plot for a total amount of USD 0.7. With the signing of the ticket, the amount of USD 0.5 was received and the remaining balance of USD 0.2 at the signing of the deed.

On August 9, 2021, IRSA Inversiones y Representaciones S.A. signed the sales ticket for Merlo Plot for a total amount of USD 0.7. With the signing of the ticket, the amount of USD 0.5 was received and the remaining balance of USD 0.2 at the signing of the deed.

Sale of Catalinas Tower building

On November 2, 2021, was made the sold of three medium-height floors of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 3,582 square meters and 36 parking spaces located in the building.

The transaction price was approximately ARS 3,197 million, which as of the date of issuance of these financial statements were paid in full.

On December 15, 2021, possession of the 12th floor and 12 parking spaces of the “261 Della Paolera” tower were handed over to the European Union. The total of the operation was USD 9 million.

Transfer of rights Libertador Trust

On November 18, 2021, IRSA Inversiones y Representaciones S.A. signed the transfer of rights of an apartment and complementary units of the Libertador Trust for USD 1 million.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of parking spaces – Libertador Building

On December 21, 2021 IRSA Inversiones y Representaciones S.A. carried out the sale of 33 parking spaces of Libertador Building 498 for a value of USD 0.8 million.

Investment in Condor Hospitality Inc
On September 22, 2021, Condor Hospitality Trust S.A. (“Condor”) has signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners. Said sale was approved by the Condor Shareholders' Meeting held on November 12, 2021 and was completed on the 19th of the same month for an amount of USD 305 million. Within this framework, Condor announced a Liquidation and Dissolution Plan, with the intention of distributing certain net income from the sale of the hotel portfolio to the shareholders in one or more installments, which was approved by the Condor Shareholders' Meeting held on December 1, 2021.

On December 10, 2021, in accordance with the aforementioned Plan, Condor's Board of Directors approved the distribution of a special dividend of USD 7.94 per share, which payment was made on December 30, 2021, corresponding to IRSA an approximate amount of USD 25.3 million for its direct and indirect holding of 3,191,213 common shares that, as of the date of issuance of the financial statements, have already been fully collected. As of December 31, 2021, Condor shares were delisted from the NYSE, pending the final liquidation of the residual.

Merger by absorption of IRSA and IRSA Propiedades Comerciales

On September 30, 2021, IRSA & IRSA Propiedades Comerciales Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

The Merger is carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA PC public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

In accordance with the commitments assumed in the Prior Merger Commitment, having obtained the administrative consent of the United States Securities and Exchange Commission, an entity to which they are subject because both companies list their shares in markets that operate in said jurisdiction, The shareholders' meetings of both companies were called.

On December 22, 2021, the Shareholders' Meetings of IRSA and IRSA PC were held, approving the merger by absorption, whose effective date was established on July 1, 2021. As of that date, the transfer to the absorbent of the totality of the equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA PC. Within this framework, it was decided to increase the share capital by issuing 152,158,215 new shares in IRSA.

The exchange of IRSA PC shares for IRSA shares will be carried out once the entire administrative process has been completed and once the registration has been made in the “Inspección General de Justicia” (General Inspection of Justice), a process that may take several months.

As a result of the merger, CRESUD reduces its stake in IRSA to 53.68%.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2021 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost), except as mentioned in Note 32.

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the periods ended December 31, 2021 and 2020:

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2021:

	12.31.21
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	25,047	8,816	33,863	(63)	2,313	(171)	35,942
Costs	(21,350)	(1,869)	(23,219)	33	(2,387)	-	(25,573)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	4,626	-	4,626	-	-	71	4,697
Changes in the net realizable value of agricultural products after harvest	(423)	-	(423)	-	-	-	(423)
Gross profit/ (loss)	7,900	6,947	14,847	(30)	(74)	(100)	14,643
Net gain from fair value adjustment of investment properties	396	22,494	22,890	65	-	-	22,955
Gain from disposal of farmlands	4,023	-	4,023	-	-	-	4,023
General and administrative expenses	(1,370)	(1,948)	(3,318)	6	-	51	(3,261)
Selling expenses	(2,026)	(835)	(2,861)	(5)	-	56	(2,810)
Other operating results, net	908	(60)	848	-	29	(5)	872
Management fees	-	-	-	-	(2,476)	-	(2,476)
Profit/ (loss) from operations	9,831	26,598	36,429	36	(2,521)	2	33,946
Share of profit/ (loss) of associates and joint ventures	186	(77)	109	(44)	-	(3)	62
Segment profit/ (loss)	10,017	26,521	36,538	(8)	(2,521)	(1)	34,008

Reportable assets	68,092	263,292	331,384	(1,740)	-	78,695	408,339
Reportable liabilities	-	-	-	-	-	(257,113)	(257,113)
Net reportable assets	68,092	263,292	331,384	(1,740)	-	(178,418)	151,226

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2020:

	12.31.20
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	17,977	5,818	23,795	(26)	1,701	(892)	24,578
Costs	(14,870)	(2,147)	(17,017)	47	(1,867)	-	(18,837)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,487	-	2,487	-	-	48	2,535
Changes in the net realizable value of agricultural products after harvest	389	-	389	-	-	-	389
Gross profit/ (loss)	5,983	3,671	9,654	21	(166)	(844)	8,665
Net gain from fair value adjustment of investment properties	76	14,311	14,387	(767)	-	-	13,620
Gain from disposal of farmlands	138	-	138	-	-	-	138
General and administrative expenses	(1,051)	(2,327)	(3,378)	5	-	45	(3,328)
Selling expenses	(1,698)	(1,198)	(2,896)	10	-	89	(2,797)
Other operating results, net	(2,718)	(141)	(2,859)	2	78	2	(2,777)
Management fees	-	-	-	-	-	-	-
Profit/ (loss) from operations	730	14,316	15,046	(729)	(88)	(708)	13,521
Share of loss of associates and joint ventures	(51)	(1,218)	(1,269)	535	-	(2)	(736)
Segment profit/ (loss)	679	13,098	13,777	(194)	(88)	(710)	12,785

Reportable assets	70,099	278,375	348,474	(1,407)	-	65,737	412,804
Reportable liabilities	-	-	-	-	-	(274,537)	(274,537)
Net reportable assets	70,099	278,375	348,474	(1,407)	-	(208,800)	138,267

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (74) and ARS (166) corresponding to Expenses and FPC as of December 31, 2021 and 2020, respectively.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 10 as of December 31, 2021.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	12.31.21
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	20,133	-	-	4,914	25,047
Costs	(17,857)	(23)	-	(3,470)	(21,350)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	4,626	-	-	-	4,626
Changes in the net realizable value of agricultural products after harvest	(423)	-	-	-	(423)
Gross profit / (loss)	6,479	(23)	-	1,444	7,900
Net gain from fair value adjustment of investment properties	-	396	-	-	396
Gain from disposal of farmlands	-	4,023	-	-	4,023
General and administrative expenses	(830)	(3)	(314)	(223)	(1,370)
Selling expenses	(1,549)	(127)	-	(350)	(2,026)
Other operating results, net	(73)	862	-	119	908
Profit / (loss) from operations	4,027	5,128	(314)	990	9,831
Share of profit of associates and joint ventures	43	-	-	143	186
Segment profit / (loss)	4,070	5,128	(314)	1,133	10,017

Investment properties	9,849	-	-	-	9,849
Property, plant and equipment	35,209	203	-	155	35,567
Investments in associates	714	-	-	772	1,486
Other reportable assets	16,122	-	-	5,068	21,190
Reportable assets	61,894	203	-	5,995	68,092

	12.31.20
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	14,893	-	-	3,084	17,977
Costs	(12,665)	(23)	-	(2,182)	(14,870)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,487	-	-	-	2,487
Changes in the net realizable value of agricultural products after harvest	389	-	-	-	389
Gross profit / (loss)	5,104	(23)	-	902	5,983
Net gain from fair value adjustment of investment properties	-	76	-	-	76
Gain from disposal of farmlands	-	138	-	-	138
General and administrative expenses	(710)	(3)	(196)	(142)	(1,051)
Selling expenses	(1,489)	-	-	(209)	(1,698)
Other operating results, net	(4,799)	2,032	-	49	(2,718)
(Loss) / profit from operations	(1,894)	2,220	(196)	600	730
Share of loss of associates and joint ventures	(12)	-	-	(39)	(51)
Segment (loss) / profit	(1,906)	2,220	(196)	561	679

Investment properties	8,829	-	-	-	8,829
Property, plant and equipment	39,294	323	-	97	39,714
Investments in associates	692	-	-	454	1,146
Other reportable assets	13,754	-	-	6,656	20,410
Reportable assets	62,569	323	-	7,207	70,099

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina:

	12.31.21
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	5,991	1,250	131	1,383	5	-	56	8,816
Costs	(582)	(152)	(135)	(789)	(10)	-	(201)	(1,869)
Gross profit / (loss)	5,409	1,098	(4)	594	(5)	-	(145)	6,947
Net (loss) / gain from fair value adjustment of investment properties (i)	(5,549)	1,150	26,380	-	4	-	509	22,494
General and administrative expenses	(863)	(270)	(172)	(257)	(38)	(280)	(68)	(1,948)
Selling expenses	(272)	(75)	(267)	(122)	-	(84)	(15)	(835)
Other operating results, net	(70)	(2)	(74)	(4)	3	-	87	(60)
(Loss) / profit from operations	(1,345)	1,901	25,863	211	(36)	(364)	368	26,598
Share of profit/ (loss) of associates and joint ventures	-	-	-	-	304	-	(381)	(77)
Segment (loss) / profit	(1,345)	1,901	25,863	211	268	(364)	(13)	26,521

Investment and trading properties	60,687	85,589	93,881	-	114	-	2,579	242,850
Property, plant and equipment	320	5,651	-	3,239	-	9	-	9,219
Investment in associates and joint ventures	-	-	-	-	319	-	8,037	8,356
Other reportable assets	179	174	2,310	41	-	-	163	2,867
Reportable assets	61,186	91,414	96,191	3,280	433	9	10,779	263,292

(i) For the six-month period ended December 31, 2021, the net gain from fair value adjustment of investment properties was ARS 22,955. The net impact of the values in Argentine Pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a)
gain of ARS 2,440 due to the variation of the projected revenue growth rate and to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(b)
Positive impact of ARS 3,533 as a result of the conversion into pesos of the value of shopping centers in dollars based on the exchange rate at the end of the period
(c)
       An increase of 40 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 2,857.
(d)
   Additionally, due to the impact of the inflation adjustment, ARS 10,387 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
(e)
The value of our office buildings and other rental properties measured in real terms increased 19.6 % during the six-month period ended December 31, 2021, mainly due to the implicit exchange rate.

	12.31.20
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,933	1,688	540	180	448	-	29	5,818
Costs	(441)	(140)	(556)	(506)	(379)	-	(125)	(2,147)
Gross profit / (loss)	2,492	1,548	(16)	(326)	69	-	(96)	3,671
Net (loss)/ gain from fair value adjustment of investment properties	(7,188)	11,325	9,309	-	5	-	860	14,311
General and administrative expenses	(1,017)	(274)	(220)	(237)	(47)	(491)	(41)	(2,327)
Selling expenses	(175)	(119)	(798)	(71)	(30)	-	(5)	(1,198)
Other operating results, net	(88)	(5)	(56)	15	(2)	-	(5)	(141)
(Loss) / profit from operations	(5,976)	12,475	8,219	(619)	(5)	(491)	713	14,316
Share of loss of associates and joint ventures	-	-	(23)	-	(818)	-	(377)	(1,218)
Segment (loss) / profit	(5,976)	12,475	8,196	(619)	(823)	(491)	336	13,098

Investment and trading properties	81,954	101,542	66,947	-	168	-	3,057	253,668
Property, plant and equipment	367	3,216	-	3,418	-	11	-	7,012
Investment in associates and joint ventures	-	-	940	-	2,804	-	11,833	15,577
Other reportable assets	192	223	1,502	39	-	-	162	2,118
Reportable assets	82,513	104,981	69,389	3,457	2,972	11	15,052	278,375

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	12.31.21	06.30.21
Beginning of the period / year	15,639	135,876
Share capital increase and contributions	1,031	51
Decrease of interest in associates and joint ventures (iv)	-	(52,821)
Share of profit/ (loss)	212	(3,722)
Other comprehensive loss	(301)	(4,495)
Dividends	(2,682)	(110)
Deconsolidation (ii)	-	(58,345)
Impairment (iii)	(150)	(754)
Others	23	(41)
End of the period / year (i)	13,772	15,639

(i)
As of December 31, 2021, and June 30, 2021 includes ARS (10) and (17) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19).
(ii)
See Note 4 to the consolidated Financial Statements.
(iii)
Corresponds to the investment of TGLT S.A. (see Note 4 to the annual Financial Statements).
(iv)
Corresponds to the sale of the remaining interest of Shufersal in July 2020.

Below is additional information about the Group’s investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive (loss)/ income
Name of the entity	12.31.21	06.30.21	12.31.21	06.30.21	12.31.21	12.31.20

New Lipstick	49.96%	49.96%	229	263	(4)	(571)
BHSA	29.91%	29.91%	6,271	6,457	(359)	243
TGLT S.A.	27.82%	27.82%	957	1,129	(23)	(635)
Quality	50.00%	50.00%	3,512	3,525	(72)	578
La Rural S.A.	50.00%	50.00%	618	204	(6)	48
Cresca S.A.	50.00%	50.00%	29	35	(1)	(5)
Other associates and joint ventures	-	-	2,156	4,026	677	(3,532)
Total associates and joint ventures			13,772	15,639	212	(3,874)

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Loss/ (profit) for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	N/A	-	(*) (1)	(*) (41)
BHSA	Argentina	Financing	448,689,072	(**) 1,500	(**) (620)	(**) 20,188
TGLT S.A.	Argentina	Real estate	257,320,997	925	(82)	5,117
Quality	Argentina	Real estate	225,146,012	406	(86)	6,912
La Rural S.A.	Argentina	Organization of events	714,498	1	11	302

(*) Amounts expressed in dollars under USGAAP. Condor closes its fiscal year on June 30, for this reason the Group calculates its participation with a lag of 3 months including material adjustments, if any.
(**)
Information as of December 31, 2021 according to NIIF.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Others	Total as of 12.31.21	Total as of 06.30.21
Fair value at the beginning of the period / year	13,250	147,481	65,258	3,998	174	230,161	416,377
Additions	-	539	448	456	-	1,443	1,244
Capitalized leasing costs	-	13	-	-	-	13	26
Amortization of capitalized leasing costs (i)	-	(10)	-	-	-	(10)	(16)
Transfers	-	(1,127)	-	-	-	(1,127)	(1,095)
Reclassifications to property, plant and equipment	(1,529)	-	-	-	-	(1,529)	(1,578)
Deconsolidation	-	-	-	-	-	-	(141,575)
Disposals	-	(4,354)	(257)	-	-	(4,611)	(25,806)
Currency translation adjustment	(2,268)	(14)	-	-	-	(2,282)	(14,711)
Net gain/ (loss) from fair value adjustment	396	(3,852)	26,334	(10)	87	22,955	(2,705)
Fair value at the end of the period / year	9,849	138,676	91,783	4,444	261	245,013	230,161

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 24).

The following amounts have been recognized in the Statements of Income:

	12.31.21	12.31.20
Rental and services income	9,859	6,515
Direct operating expenses	(3,521)	(2,760)
Development expenses	(84)	(65)
Net realized gain from fair value adjustment of investment properties	20,893	1,673
Net unrealized gain from fair value adjustment of investment properties (i)(ii)	2,062	11,947

(i)
As of December 31, 2021 includes ARS 13 for the sale of Casona Hudson, ARS 61 for the sale of the Merlo Land, ARS 55 for the sale of the Mariano Acosta Land, ARS 66 for the sale of parking spaces of Libertador 498 and ARS 1,867 for the sale of three floors of the Catalinas Building. As of December 31, 2020, it includes ARS 5,962 for the sale of Torre Boston and ARS 5,985 for the sale of Bouchard 710.
(ii)
As of December 31, 2021 corresponds (ARS 63) to the result for changes in the fair value realized for the period ((ARS 75) for the sale of Casona Hudson, (ARS 16) for the sale of the Merlo Land, (ARS 18) for the sale of the Mariano Acosta Land, (ARS 79) for the sale of parking spaces of Libertador 498 and ARS 125 for the of three floors of the Catalinas Building) and ARS 2,125 for the result of changes in fair value made in previous years (ARS 88 for the sale of Casona Hudson, ARS 77 for the sale of the Merlo Land, ARS 73 for the sale of the Mariano Acosta Land, ARS 145 for the sale of parking spaces of Libertador 498 and ARS 1,742 for the of three floors of the Catalinas Building). As of December 31, 2020, (ARS 1,825) corresponds to the result for changes in the fair value realized for the period ((ARS 1,260) for the sale of Torre Boston and (ARS 565) for the sale of Bouchard 710) and ARS 13,772 for the result for changes in the fair value realized in previous period (ARS 7,224 for the sale of Torre Boston and ARS 6,548 for the sale of Bouchard 710).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions December 31, 2021, considering the market conditions existing at that date due to the pandemic described in Note 32, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by IRSA since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed.

Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space maintenance works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

“Costa Urbana” will change the landscape of the City of Buenos Aires, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

The financial valuation of the property at fair value, taking into account the novelties described, amounts to approximately USD 360 million as of December 31, 2021.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Others	Total as of 12.31.21	Total as of 06.30.21
Costs	40,375	3,123	12,467	3,499	1,892	61,356	282,352
Accumulated depreciation	(3,148)	(1,475)	(4,237)	(3,142)	(1,039)	(13,041)	(173,890)
Net book amount at the beginning of the period / year	37,227	1,648	8,230	357	853	48,315	108,462

Additions	1,172	156	279	74	314	1,995	4,071
Disposals	(1,279)	(4)	(3)	(1)	(6)	(1,293)	(1,017)
Deconsolidation	-	-	-	-	-	-	(57,798)
Currency translation adjustment	(4,633)	(287)	(82)	-	(114)	(5,116)	(5,196)
Transfers to assets held for sale	(867)	-	-	-	-	(867)	-
Transfers	1,529	(4)	1,131	-	-	2,656	4,848
Depreciation charges (i)	(219)	(378)	(232)	(70)	(7)	(906)	(5,055)
Balances at the end of the period / year	32,930	1,131	9,323	360	1,040	44,784	48,315

Costs	36,297	2,984	13,792	3,572	2,086	58,731	61,358
Accumulated depreciation	(3,367)	(1,853)	(4,469)	(3,212)	(1,046)	(13,947)	(13,043)
Net book amount at the end of the period / year	32,930	1,131	9,323	360	1,040	44,784	48,315

(i)
As of December 31, 2021, the depreciation charge has been charged to the line "Costs" for ARS 218, "General and administrative expenses" for ARS 108 and "Selling expenses" for ARS 2, in the Statement of Income and Other Comprehensive Income. (Note 24), ARS 578 was capitalized as part of the cost of biological assets.

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 12.31.21	Total as of 06.30.21
Beginning of the period / year	147	965	1,005	2,117	12,975
Additions	-	108	1	109	970
Currency translation adjustment	-	(130)	-	(130)	(836)
Deconsolidation	-	-	-	-	(9,262)
Disposals	-	-	-	-	(1,730)
End of the period / year	147	943	1,006	2,096	2,117

Non-current				1,959	1,980
Current				137	137
Total				2,096	2,117

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	Goodwill	Information systems and software	Contracts and others	Total as of 12.31.21	Total as of 06.30.21
Costs	465	1,248	3,449	5,162	113,595
Accumulated amortization	-	(930)	(631)	(1,561)	(62,595)
Net book amount at the beginning of the period / year	465	318	2,818	3,601	51,000
Additions	-	17	-	17	2,671
Disposals	-	-	(171)	(171)	(134)
Deconsolidation	-	-	-	-	(44,016)
Transfers	-	-	-	-	(2)
Currency translation adjustment	(12)	(5)	-	(17)	(2,988)
Impairment	-	-	-	-	(48)
Amortization charges (i)	-	(72)	(10)	(82)	(2,882)
Balances at the end of the period / year	453	258	2,637	3,348	3,601

Costs	453	1,260	3,278	4,991	5,162
Accumulated amortization	-	(1,002)	(641)	(1,643)	(1,561)
Net book amount at the end of the period / year	453	258	2,637	3,348	3,601

(i)
As of December 31, 2021, Amortization charge was recognized in the amount of ARS 30 under "Costs" and in the amount of ARS 52 under "General and administrative expenses" in the Statements of Income and Other Comprehensive Income (Note 24).

12.
Right-of-use assets

The Group’s right-of-use assets as of December 31, 2021 and June 30, 2021 are the following:

	12.31.21	06.30.21
Farmland	3,912	4,026
Offices, shopping malls and other buildings	21	13
Machinery and equipment	65	75
Others	1,005	1,013
Right-of-use assets	5,003	5,127

Non-current	5,003	5,127
Total	5,003	5,127

The depreciation charge of the right-of use-assets is detailed below:

	12.31.21	12.31.20
Farmland	901	361
Offices, shopping malls and other buildings	-	1,781
Communication networks	-	408
Others	75	63
Depreciation charge of right-of-use assets (i)	976	2,613

(i)
As of December 31, 2021, the amortization charge has been allocated ARS 52 within "Costs", ARS 4 in "General and administrative expenses", ARS 918 in "Production cost" and ARS 2 in "Selling expenses" in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 12.31.21	Total as of 06.30.21
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	112	4,555	2,799	4,409	73	54	12,002	8,198
Purchases	-	-	-	532	-	-	532	655
Changes by transformation	125	(125)	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	1,260	3,570	(147)	(6)	-	4,677	17,410
Decrease due to harvest	-	(10,580)	(5,751)	-	-	-	(16,331)	(34,538)
Sales	-	-	-	(1,118)	(1)	-	(1,119)	(2,870)
Consumes	-	-	-	(5)	-	(53)	(58)	(22)
Costs for the period / year	6,286	5,158	2,999	1,016	-	49	15,508	23,362
Foreign exchange loss	(160)	(127)	(603)	(187)	-	-	(1,077)	(193)
Balances at the end of the period / year	6,363	141	3,014	4,500	66	50	14,134	12,002

Non-current (Production)	-	-	-	3,705	57	49	3,811	3,911
Current (Consumable)	6,363	141	3,014	795	9	1	10,323	8,091
Net book amount at the end of the period / year	6,363	141	3,014	4,500	66	50	14,134	12,002

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (153) and ARS 845 for the six-month period ended December 31, 2021 and for the fiscal year ended June 30, 2021, respectively; amounts of ARS (146) and ARS 1,515, was attributable to price changes, and amounts of ARS (7) and ARS (670), was attributable to physical changes, respectively.

During the six-month period ended December 31, 2021, there have been transfers between the different hierarchies used to determine the fair value of the Group's biological assets for ARS 125.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to ARS 16,331 and ARS 34,538 for the six-month period ended December 31, 2021 and the year ended June 30, 2021, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of December 31, 2021, and June 30, 2021, the better and maximum use of biological assets shall not significantly differ from the current use.

14.
Inventories

Breakdown of Group’s inventories as of December 31, 2021 and June 30, 2021 are as follows:

	12.31.21	06.30.21
Crops	1,922	8,581
Materials and supplies	5,120	4,289
Agricultural inventories	7,042	12,870
Good for resale and supplies	41	-
Total inventories	7,083	12,870

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of December 31, 2021 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
December 31, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	34,320	-	-	34,320	8,615	42,935
Investment in financial assets:
- Public companies’ securities	-	553	-	553	-	553
- Bonds	-	1,116	-	1,116	-	1,116
- Mutual funds	-	224	-	224	-	224
- Warrants	-	36	-	36	-	36
-Others	116	883	-	999	-	999
Derivative financial instruments:			-
- Crops options contracts	-	177	-	177	-	177
- Crops futures contracts	-	211	-	211	-	211
- Foreign-currency options contracts	-	3	-	3	-	3
- Foreign-currency future contracts	-	31	-	31	-	31
- Swaps	-	-	298	298	-	298
Restricted assets (i)	238	-	-	238	-	238
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	6,593	-	-	6,593	-	6,593
- Short-term investments	-	20,039	-	20,039	-	20,039
Total assets	41,267	23,273	298	64,838	8,615	73,453

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Subtotal financial liabilities	Non-financial liabilities	Total
December 31, 2021
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	17,860	-	-	17,860	8,650	26,510
Borrowings (Note 20)	117,441	-	-	117,441	-	117,441
Derivative financial instruments:
- Crops options contracts	-	886	-	886	-	886
- Crops futures contracts	-	261	-	261	-	261
- Foreign-currency options contracts	-	103	-	103	-	103
- Foreign-currency contracts	-	346	-	346	-	346
- Swaps	-	1	33	34	-	34
Total liabilities	135,301	1,597	33	136,931	8,650	145,581

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2021 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	30,058	-	-	-	30,058	11,418	41,476
Investment in financial assets:
- Equity securities in public companies	-	1,341	-	-	1,341	-	1,341
- Bonds	-	988	-	-	988	-	988
- Mutual funds	-	46	-	-	46	-	46
- Others	132	728	-	58	918	-	918
Derivative financial instruments:
- Crops futures contracts	-	216	-	-	216	-	216
- Crops options contracts	-	185	-	-	185	-	185
- Foreign-currency options contracts	-	59	-	-	59	-	59
- Foreign-currency future contracts	-	378	-	-	378	-	378
- Others	-	-	14	-	14	-	14
Restricted assets (i)	243	-	-	-	243	-	243
- Cash on hand and at bank	7,844	-	-	-	7,844	-	7,844
- Short-term investments	-	25,312	-	-	25,312	-	25,312
Total assets	38,277	29,253	14	58	67,602	11,418	79,020

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	18,629	-	-	18,629	7,669	26,298
Borrowings (Note 20)	142,924	-	-	142,924	-	142,924
Derivative financial instruments:
- Crops futures contracts	-	198	114	312	-	312
- Forward contracts	-	864	-	864	-	864
- Crops options contracts	-	39	-	39	-	39
- Foreign-currency options contracts	-	14	-	14	-	14
- Swaps	-	60	70	130	-	130
Total liabilities	161,553	1,175	184	162,912	7,669	170,581

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2021.

As of December 31, 2021, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, except for what is mentioned in Note 32.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5

Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of December 31, 2021 and June 30, 2021:

	Investments in financial assets - Others	Total as of 12.31.21	Total as of 06.30.21
Balances at beginning of the period / year	58	58	5,902
Currency translation adjustment	(6)	(6)	(5)
Deconsolidation	-	-	(5,850)
Disposals	(70)	(70)	-
Gain for the period / year (i)	18	18	11
Balances at the end of the period / year	-	-	58

(i) Included within “Financial results, net” in the Statements of Income and Other Comprehensive Income.

16.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2021 and June 30, 2021 are as follows:

	12.31.21	06.30.21
Trade, leases and services receivable	29,724	25,470
Less: allowance for doubtful accounts	(1,052)	(1,203)
Total trade receivables	28,672	24,267
Prepayments	3,976	5,917
Borrowings, deposits and others	3,934	4,383
Contributions pending integration	11	12
Guarantee deposits	63	1
Tax receivables	2,961	3,068
Others	2,266	2,625
Total other receivables	13,211	16,006
Total trade and other receivables	41,883	40,273

Non-current	14,080	12,905
Current	27,803	27,368
Total	41,883	40,273

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

Movements on the Group’s allowance for doubtful accounts were as follows:

	12.31.21	06.30.21
Beginning of the period / year	1,203	6,965
Additions (i)	243	1,039
Recovery (i)	(152)	(773)
Currency translation adjustment	9	159
Deconsolidation	-	(5,593)
Used during the period / year	-	(34)
Inflation adjustment	(251)	(472)
Transfers to assets held for sale	-	(88)
End of the period / year	1,052	1,203

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2021 and 2020:

	Note	12.31.21	12.31.20
Profit/ (loss) for the period		38,030	(4,924)
Profit from discontinued operations		-	10,104
Adjustments for:
Income tax	21	4,309	6,218
Amortization and depreciation	24	459	448
Profit in from disposal of trading properties		-	(5)
Net gain from fair value adjustment of investment properties		(22,955)	(13,619)
Changes in the fair value of investments in financial assets		(6,096)	(949)
Profit from disposal of trading properties		(77)	-
Financial results, net		(4,317)	(6,006)
Provisions and allowances		3,109	1,891
Share of (profit) / loss of associates and joint ventures	7	(62)	736
Loss/ (profit) from repurchase of Non-convertible Notes		786	(5)
Changes in net realizable value of agricultural products after harvest		423	(389)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(4,905)	(3,143)
Unrealized loss from derivative financial instruments		172	3,001
Other operating results		-	(6)
Gain from disposal of farmlands		(4,023)	(138)

Changes in operating assets and liabilities:
Decrease in inventories		4,318	3,545
(Increase) / Decrease in trading properties		(48)	1,131
Decrease in biological assets		3,443	989
Decrease / (Increase) in trade and other receivables		1,211	(1,935)
(Decrease) / Increase in trade and other payables		(1,800)	2,558
Decrease in salaries and social security liabilities		(642)	(411)
Decrease in provisions		(59)	(95)
(Decrease) / Increase in lease liabilities		(520)	1,129
Net variation in derivative financial instruments		(231)	2,643
Increase in right of use assets		(48)	(1,494)
Net cash generated from continuing operating activities before income tax paid		10,477	1,274
Net cash generated from discontinued operating activities before income tax paid		-	3,986
Net cash generated from operating activities before income tax paid		10,477	5,260

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2021 and 2020:

	12.31.21	12.31.20
Increase in investment properties through a decrease in investments in financial assets	635	-
Decrease in trade and other receivables through a decrease in lease liabilities	22	-
Increase in financial instruments through a decrease in credits with related parties	10	-
Increase in investment properties through an increase in trade and other payables	135	-
Decrease in investment properties through an increase in property, plant and equipment	1,127	-
Increase in other reserves through an increase in investment in associates and joint ventures	351	-
Increase in investments in associates and joint ventures through a decrease in financial instruments	3	-
Currency translation adjustment	4,482	3
Increase in trading properties through an increase in borrowings	-	386
Distribution of dividends in shares	-	875
Increase in property, plant and equipment through an increase trade and other payables	-	50
Increase in rights of use through an increase in lease liabilities	-	36

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of December 31, 2021 and June 30, 2021 were as follows:

	12.31.21	06.30.21
Trade payables	10,318	11,299
Advances from sales, leases and services	4,770	4,261
Accrued invoices	2,357	3,614
Admission fees	1,405	1,301
Deposits in guarantee	87	108
Total trade payables	18,937	20,583
Dividends payable to non-controlling interests	1	1,107
Tax payables	2,473	2,104
Director´s Fees	248	184
Management fees	2,281	-
Others	2,570	2,320
Total other payables	7,573	5,715
Total trade and other payables	26,510	26,298

Non-current	3,049	2,710
Current	23,461	23,588
Total	26,510	26,298

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Income tax (iii)	Legal claims	Investments in associates and joint ventures (ii)	Total as of 12.31.21	Total as of 06.30.21
Beginning of period / year	-	634	17	651	10,011
Additions (i)	71	252	-	323	478
Decreases (i)	-	(64)	-	(64)	-
Inflation adjustment	-	(105)	-	(105)	(156)
Transfers	1,377	(5)	-	1,372	(2)
Transfers from/ to assets held for sale	-	-	-	-	7
Deconsolidation	-	-	-	-	(8,545)
Currency translation adjustment	-	(5)	-	(5)	(919)
Used during the period / year	-	(48)	(7)	(55)	(223)
End of period / year	1,448	659	10	2,117	651

Non-current				1,893	469
Current				224	182
Total				2,117	651

(i)
Additions and recovery are included in "Other operating results, net". Tax contingency increases are included in “Financial results, net”.
(ii)
Corresponds to investments in Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures "
(iii)
See Note 21 – Subsmission of income tax presentation.

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of December 31, 2021 and June 30, 2021 was as follows:

	Book value		Fair value
	12.31.21	06.30.21	12.31.21	06.30.21
Non-convertible notes	87,700	107,524	78,162	103,121
Bank loans	16,865	21,958	16,865	21,958
Bank overdrafts	11,136	11,215	11,136	11,215
Others	1,740	2,227	1,740	2,227
Total borrowings	117,441	142,924	107,903	138,521

Non-current	84,931	88,202
Current	32,510	54,722
Total	117,441	142,924

Payment of CRESUD’s Series XXV Non-convertible Notes

Due to the issuance of Series XXXII and XXXIV Non-convertible Notes, on July 12, 2021, the Company paid the total principal and interest of the Series XXV Non-convertible Notes.

Class XXXV Negotiable Obligations

Within the framework of the Program approved by the Shareholders' Meeting for up to USD 500 million, on September 2, 2021, the Notice of Subscription of the Class XXXV Non-convertible Notes was published, with September 2 and 3, 2021 being the period of diffusion. The tender was held on September 6, 2021.

The main characteristics of the Non-convertible Notes are detailed below:

●
Class XXXV Non-convertible Notes for an amount of up to USD 15 million, expandable up to the amount available in the Program, due 36 months from the date of issue, payable in ARS at the applicable exchange rate (as defined in related documents), and / or in kind with the Class XXIX Non-convertible Notes. They will accrue a fixed interest rate to be tendered, with interest payable semi-annually. The capital will be amortized in three installments, 25% at 24 months, 25% at 30 months and the remaining 50% at maturity.

Series XXIX Non-convertible Notes Redemption

On November 10, 2021, the Company has resolved to early redeem the Series XXIX Notes maturing on December 9, 2021. The proposed redemption took place on November 17, 2021, in accordance with the terms and conditions detailed in the Prospectus Supplement for Series XXIX Notes. The redemption price was 100% of the face value of the Series VII Notes, plus accrued and unpaid interest, as of the date set for redemption.

Issuance of IRSA Non-convertible Notes

On August 26, 2021, the Company issued USD 58.1 Non-convertible Notes in the local market. The main characteristics of the issue are detailed below:

●
Series XIII: denominated in USD and payable in ARS at the applicable exchange rate for USD 58.1 at a fixed rate of 3.9%, with semiannual payments plus. The principal will be paid in three installments, counted

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
from the date of issue: the first one - equal to 25% of the par value of the notes - payable on the date that is 12 (twelve) months after the Issue, on August 26, 2023; the second one - equal to 25% of the par value of the notes - payable on the date that is 30 (thirty) months after the Issue, on February 26, 2024 and the third one - equal to 50% of the par value of the notes - payable on the relevant due date, i.e. July 26, 2024. Price of issuance was 100.0% of the nominal value.

The funds have been used mainly to refinance short-term liabilities.

IRSA´s Series VII Non-convertible Notes Redemption

IRSA resolved to early redeem the Series VII Notes maturing last January 21, 2022.

The redemption took place on November 25, 2021, in accordance with the terms and conditions detailed in the Prospectus Supplement for Series VII Notes.

The redemption price was 100% of the face value of the Series VII Notes, plus accrued and unpaid interest, as of the date set for redemption.

Series I (issued by FyO)

On October 22, 2021, FYO issued its first bond in the local market for an amount of USD 12.3 million. The note is dollar denominated and payable in pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, and maturity on October 22, 2023. The issue price was 100.0% of the nominal value.

The funds from this placement will be used to finance the company's working capital and continue investing in the digital transformation project through which FyO is moving.

21.
Taxation

The details of the Group’s income tax, is as follows:

	12.31.21	12.31.20
Current income tax	(1,551)	(572)
Deferred income tax	(2,758)	(5,646)
Income tax from continuing operations	(4,309)	(6,218)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2021 and 2020:

	12.31.21	12.31.20
Tax calculated at the tax rates applicable to profits in the respective countries	(20,564)	(3,660)
Permanent differences:
Share of loss of joint ventures and associates	6,556	251
Tax rate differential	1,871	3,371
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	3,809	(3,810)
Non-taxable profit, non-deductible expenses and others	1,903	(58)
Tax inflation adjustment	(5,535)	(7,004)
Fiscal transparency	(635)	(88)
Inflation adjustment permanent difference	8,286	4,780
Income tax from continuing operations	(4,309)	(6,218)

The gross movement in the deferred income tax account is as follows:

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	12.31.21	06.30.21
Beginning of period / year	(98,446)	(87,812)
Deconsolidation	-	18,901
Currency translation adjustment	1,022	1,870
Revaluation surplus	-	(454)
Business combination and other assets held for sale	-	46
Charged to the Statement of Income	(2,758)	(30,997)
End of the period / year	(100,182)	(98,446)

Deferred income tax assets	609	594
Deferred income tax liabilities	(100,791)	(99,040)
Deferred income tax liabilities, net	(100,182)	(98,446)

Submission of income tax presentation

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.1 has been absorbed by the Company, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the concurrence of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (odered text in 2019).

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentation, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of imposition, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

The aforementioned legal doctrine of the national supreme court is fully applicable to the particular case of IRSA, since the application of the regulations that do not allow the application of the integral and systematic adjustment for inflation would prevent, as happened in the "Candy case", recognizing the totality of the inflationary effect in its tax balance causing the company to pay taxes on fictitious income.

Notwithstanding what is detailed in the previous paragraph, and given the existing background, the taxpayer timely determined and accounted for the income tax for the fiscal year ended June 30, 2021 without considering the aforementioned adjustment mechanisms, considering that , in the opinion of their tax advisors, the Argentine Tax Authority could challenge the presentation and said challenge could be validated by higher courts because there is no uniform jurisprudence to date that irrefutably validates the taxpayer's position. In this sense, after the merger process detailed in Note 4.1, the Company's Board of Directors has reassessed, together with its tax advisors, the characteristics of the presentation, the existing background and the analysis that the taxpayer made in a timely manner, having concluded in the same sense and therefore it has decided to keep the liability accounted for, which at the closing date of these financial statements with the computation of accrued interest amounts to ARS 1,448, and is disclosed in the item Non-current provisions. As of the date of issuance of these financial statements, the Company has not received any challenge or formal rejection by the Tax Authority.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues

	12.31.21	12.31.20
Crops	12,521	8,774
Sugarcane	5,847	4,254
Cattle	1,335	967
Supplies	2,428	1,294
Consignment	687	525
Advertising and brokerage fees	884	764
Agricultural rental and other services	339	206
Other	873	332
Income from sales and services from agricultural business	24,914	17,116
Trading properties and developments	126	973
Rental and services	9,520	6,309
Hotel operations, tourism services and others	1,382	180
Income from sales and services from urban properties and investment business	11,028	7,462
Total revenues	35,942	24,578

23.
Costs

	12.31.21	12.31.20
Other operative costs	22	20
Cost of property operations	22	20
Crops	11,636	7,790
Sugarcane	4,872	3,322
Cattle	1,118	1,330
Supplies	1,618	1,029
Consignment	1,286	611
Advertising and brokerage fees	567	544
Agricultural rental and other services	230	224
Cost of sales and services from agricultural business	21,327	14,850
Trading properties and developments	142	930
Rental and services	3,293	2,536
Hotel operations, tourism services and others	789	501
Cost of sales and services from sales and services from urban properties and investment business	4,224	3,967
Total costs	25,573	18,837

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 12.31.21	Total as of 12.31.20

Cost of sale of goods and services	-	2,712	-	-	2,712	1,254
Supplies and labors	12,570	1	-	82	12,653	11,821
Change in agricultural products and biological assets	-	15,963	-	-	15,963	10,443
Salaries, social security costs and other personnel expenses	477	2,056	1,637	138	4,308	3,789
Depreciation and amortization	1,515	291	164	4	1,974	1,923
Fees and payments for services	25	2,224	399	69	2,717	3,185
Maintenance, security, cleaning, repairs and others	83	1,232	246	2	1,563	1,226
Advertising and other selling expenses	-	467	-	172	639	280
Taxes, rates and contributions	29	386	99	1,157	1,671	1,562
Interaction and roaming expenses	-	30	-	-	30	119
Director's fees	-	-	507	-	507	851
Leases and service charges	3	117	48	5	173	158
Allowance for doubtful accounts, net	-	-	-	53	53	41
Freights	52	1	1	871	925	813
Bank expenses	-	4	70	-	74	71
Conditioning and clearance	-	-	-	114	114	124
Travelling, library expenses and stationery	54	53	61	19	187	98
Other expenses	700	36	29	124	889	923
Total as of 12.31.21	15,508	25,573	3,261	2,810	47,152	-
Total as of 12.31.20	13,719	18,837	3,328	2,797	-	38,681

(i)
Includes ARS 22 and ARS 20 of other agricultural operating costs as of December 31, 2021 and 2020, respectively.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Other operating results, net

	12.31.21	12.31.20
Loss from commodity derivative financial instruments	(180)	(4,629)
Result from sale of property, plant and equipment	-	6
Donations	(36)	(94)
Lawsuits and other contingencies	(186)	(71)
Interest generated by operating credits	1,051	2,245
Management fees	13	7
Others	210	(241)
Total other operating results, net	872	(2,777)

26.
Financial results, net

	12.31.21	12.31.20
Financial income
Interest income	306	366
Dividends income	-	30
Other financial income	8	-
Total financial income	314	396
Financial costs
Interest expense	(5,762)	(8,658)
Result for debt swap	-	(3)
Other financial costs	(610)	(862)
Total financial costs	(6,372)	(9,523)
Capitalized finance costs	-	386
Total finance costs	(6,372)	(9,137)
Other financial results:
Foreign exchange, net	11,695	(248)
Fair value gain of financial assets and liabilities at fair value through profit or loss	2,978	6,467
Gain/ (loss) from repurchase of Non-convertible notes	786	(392)
Loss from derivative financial instruments (except commodities)	(936)	(823)
Others	12	(61)
Total other financial results	14,535	4,943
Inflation adjustment	(146)	2,411
Total financial results, net	8,331	(1,387)

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2021 and June 30, 2021:

Item	12.31.21	06.30.21
Trade and other receivables	2,810	3,403
Investments in financial assets	(65)	594
Trade and other payables	(2,590)	(242)
Borrowings	(661)	(46)
Total	(506)	3,709

Related party	12.31.21	06.30.21	Description of transaction	Item
Condor	-	662	Public companies' securities	Investments in financial assets
	-	344	Loans granted	Trade and other receivables
	-	58	Others	Investments in financial assets
	-	6	Other receivables	Trade and other receivables
New Lipstick LLC	25	28	Reimbursement of expenses	Trade and other receivables
Other associates and joint ventures	6	7	Leases and/or rights of use receivable	Trade and other receivables
	(5)	(16)	Leases and/or rights of use to pay	Trade and other payables
	204	246	Dividends receivables	Trade and other receivables
	-	(2)	Contributions pending integration	Trade and other payables
	(101)	(126)	Non-convertible notes	Investments in financial assets
	(29)	(88)	Other liabilities	Trade and other payables
	1	1	Equity incentive plan receivable	Trade and other receivables
	125	96	Loans granted	Trade and other receivables
	(434)	(43)	Borrowings	Borrowings
	-	2	Reimbursement of expenses	Trade and other receivables
	14	7	Management fees receivable	Trade and other receivables
	34	29	Other receivables	Trade and other receivables
	-	(7)	Lease liabilities	Trade and other payables
	36	-	Warrants from related parties	Investments in financial assets
Total associates and joint ventures	(124)	1,204
CAMSA and its subsidiaries	(2,281)	-	Management fee payables	Trade and other payables
Yad Levim LTD	1,770	1,938	Loans granted	Trade and other receivables
Turismo Investment S.A.	-	449	Other receivables	Trade and other receivables
Otras partes relacionadas (i)	570	206	Other receivables	Trade and other receivables
	(19)	-	Other payables	Trade and other payables
	(227)	(3)	Borrowings	Borrowings
	-	7	Loans granted	Trade and other receivables
	(7)	(1)	Management fee payables	Trade and other payables
	34	23	Reimbursement of expenses	Trade and other receivables
	(2)	(2)	Legal services	Trade and other payables
Total other related parties	(162)	2,617
Directors and Senior Management	(247)	(126)	Fees	Trade and other payables
	27	14	Advances receivable	Trade and other receivables
Total Directors and Senior Management	(220)	(112)
Total	(506)	3,709

(i)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Hamonet S.A., CAM Communication L.P., Gary Goldstein, Fundación IRSA, Lartiyrigoyen and SAMSA.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the six-month periods ended December 31, 2021 and 2020:

Related party	12.31.21	12.31.20	Description of transaction
BACS	22	48	Leases and/or rights of use
	-	(116)	Financial operations
BHN Vida S.A	12	-	Financial operations
BHN Seguros Generales S.A.	11	-	Leases and/or rights of use
Other associates and joint ventures	-	(5)	Leases and/or rights of use
	-	(25)	Corporate services
Total associates and joint ventures	45	(98)
CAMSA and its subsidiaries	(2,476)	-	Management fee
Other related parties (i)	7	(9)	Leases and/or rights of use
	2	18	Fees and remunerations
	(4)	(26)	Corporate services
	(21)	(3)	Legal services
	50	(42)	Financial operations
	23	33	Income from sales and services from agricultural business
Total other related parties	(2,419)	(29)
IFISA	5	6	Financial operations
Total Parent Company	5	6
Directors	-	(761)	Compensation of Directors and senior management
	(406)	(33)	Fees
Senior Management	(24)	(18)	Compensation of Directors and senior management
Total Directors and Senior Management	(430)	(812)
Total	(2,799)	(933)

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, New Lipstick, BHN Vida S.A, TGLT S.A. and BHSA.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2021 and 2020:

Related party	12.31.21	12.31.20	Description of transaction
Quality	30	29	Irrevocable contributions
Condor	635	-	Irrevocable contributions
Total contributions	665	29
Agro-Uranga S.A.	34	39	Dividends received
Uranga Trading S.A.	14	17	Dividends received
Condor	2,634	-	Dividends received
Total dividends received	2,682	56
Puerto Retiro	-	12	Capitalized borrowing
Agrofy Global LLC	328		Share capital increase
Total other transactions	328	12

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E - Provisions	Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	Total as of 12.31.21	Total as of 12.31.20
Inventories at the beginning of the period / year	17,265	2,117	19,382	33,287
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	4,565	-	4,565	2,038
Changes in the net realizable value of agricultural products after harvest	(423)	-	(423)	389
Additions	76	-	76	6
Currency translation adjustment	(1,557)	(125)	(1,682)	(6,938)
Transfers	-	-	-	136
Harvest	5,984	-	5,984	5,484
Acquisitions and classifications	5,968	4,369	10,337	43,717
Consume	(2,124)	-	(2,124)	(2,397)
Disposals due to sales	-	-	-	(1,416)
Deconsolidation	-	-	-	(10,244)
Expenses incurred	3,130	-	3,130	3,197
Inventories at the end of the period / year	(11,557)	(2,137)	(13,694)	(11,458)
Cost as of 12.31.21	21,327	4,224	25,551	-
Cost as of 12.31.20	14,850	40,951	-	55,801

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 12.31.21	Total as of 06.30.21
Assets
Trade and other receivables
US Dollar	84.39	102.52	8,652	11,106
Euros	0.09	115.89	11	29
Uruguayan pesos	7.40	2.30	17	-
Trade and other receivables related parties
US Dollar	17.82	102.72	1,830	7
Total Trade and other receivables			10,510	11,142
Investment in financial assets
US Dollar	9.92	102.52	1,017	1,096
New Israel Shekel	23.78	33.06	786	735
Pounds	0.61	138.25	85	120
Total Investment in financial assets			1,888	1,951
Derivative financial instruments
US Dollar	2.49	102.52	255	505
Total Derivative financial instruments			255	505
Cash and cash equivalents
US Dollar	38.02	102.52	3,898	7,528
Euros	-	115.89	-	1
Total Cash and cash equivalents			3,898	7,529
Total Assets			16,551	21,127

Liabilities
Trade and other payables
US Dollar	53.64	102.72	5,510	6,625
Euros	-	116.37	-	39
Uruguayan pesos	1,572.24	2.30	3,614	1
Trade and other payables related parties
US Dollar	0.07	102.72	7	-
Total Trade and other payables			9,131	6,665
Provisions
US Dollar	9.18	102.72	943	-
Total Provisions			943	-
Borrowings
US Dollar	767.46	102.72	78,833	104,814
Borrowings with related parties
US Dollar	4.36	102.72	448	87
Total Borrowings			79,281	104,901
Derivative financial instruments
US Dollar	4.05	102.72	416	122
Total Derivative financial instruments			416	122
Total Liabilities			89,771	111,688

(1)
Exchange rates as of December 31, 2021 according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Result of discontinued operation

The results of the discontinued operations mainly include the operations of IDBD / DIC and Carnes Pampeanas S.A. which were deconsolidated in the comparative period (see Note 4 to the Annual Financial Statements as of June 30, 2021).

	12.31.21	12.31.20
Revenues	-	51,444
Costs	-	(41,555)
Gross profit	-	9,889
Net loss from fair value adjustment of investment properties	-	(33)
General and administrative expenses	-	(5,383)
Selling expenses	-	(5,691)
Impairment of associate	-	-
Other operating results, net	-	1,737
Profit from operations	-	519
Share of profit of joint ventures and associates	-	866
Profit from operations before financing and taxation	-	1,385
Financial income	-	643
Finance costs	-	(8,321)
Other financial results	-	545
Inflation adjustment	-	107
Financial results, net	-	(7,026)
Loss before income tax	-	(5,641)
Income tax	-	380
Loss for the period from discontinued operations	-	(5,261)
Result due to loss of control	-	(4,843)
Loss for the period from discontinued operations	-	(10,104)

Loss for the period from discontinued operations attributable to:
Equity holders of the parent	-	(4,642)
Non-controlling interest	-	(5,462)

Loss per share from discontinued operations attributable to equity holders of the parent:
Basic	-	(9.303)
Diluted	-	(9.303)

32.
Other relevant events of the period

Exercise of warrants

Between September 17 and 25, 2021, certain warrant holders exercised their right to acquire additional shares. As of September 30, 2021, USD 9,480 was collected, for a converted common shares equivalent of 16,750. Amounts in USD are expressed in integers

During the month of October 2021, 57,620 additional warrants were exercised, for which USD 32,603 were collected. Amounts in USD are expressed in integers

Between November 17 and 25, 2021, certain warrant holders exercised their right to acquire additional shares. As of December 31, 2021, USD 92,718 was collected, for a converted common shares equivalent of 163,813. Amounts in USD are expressed in integers

Dividend payment by Futuros y Opciones.com S.A.

General Ordinary Shareholders’ Meeting held on September 30, 2021 approved the distribution of dividends for a total amount of USD 4 million, equivalent to ARS 395 million, which were paid in cash.

Dividend payment by Brasilagro

At Brasilagro's Ordinary General Shareholders' Meeting held on October 27, 2021, Brasilagro's shareholders approved a dividend for an amount of BRL 260.0 million, or BRL 2.621181215 per share. Such dividends were paid on November 10, 2021 to registered holders as of October 27, 2021.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Holding of Ordinary General Shareholders' Meeting

On October 21, 2021, the Ordinary General Shareholders' Meeting was held where it was resolved:


Completely cancel the special reserve RG CNV 609/12 for the sum of ARS 2,233 million, an amount that adjusted for inflation amounts to the sum of ARS 2,441 million, for the absorption of the loss for the year as of June 30, 2021 and is allocated the remainder of accumulated negative results for the sum of ARS 5,992, adjusted to the sum of ARS 6,548 to the retained earning.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

The main indicators of the Argentine economy are described below:

●
In November 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 9.3% compared to the same month of 2020, and 1.7% compared to the previous month.

●
The annual retail inflation reached 50.94% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in December 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 54.8% i.a. for December 2022 and 43.4% for December 2023. Analysts participating in the REM forecast a rebound in economic activity in 2022, reaching an economic growth of 2.9%.

●
In the period from December 2020 to December 2021, the Argentine peso depreciated 22.1% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of December 31, 2021, there is an exchange gap of approximately 92.3% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

COVID-19 pandemic

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 8,500,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the years 2020 and 2021.

During the pandemic, CRESUD and its subsidiary BrasilAgro continued to operate normally as the agricultural activity is essential for the provision of food. With respect to its subsidiary IRSA, from the beginning of fiscal year 2022,

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

 and up to the date of presentation of these financial statements, its shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, although they have been operating since December 2020, the sector continues working with certain restrictions on air flows and the influx of international tourism.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

33.
Subsequent events

Distributions of dividends - Futuros y Opciones.com S.A.

After the end of the period, on January 31, 2022, the distributions of dividends were approved for a total of USD 4 million.

Distributions of dividends – FyO Acopio S.A.

After the end of the period, on January 31, 2022, the distributions of dividends were approved for a total of USD 2 million.

Cession of rights Libertador Trust (IRSA Inversiones y Representaciones S.A.)

On February 2, 2022, the deed was signed for the transfer of rights of an apartment and complementary units of the Libertador Trust for USD 0.9 million.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at December 31, 2021, the unaudited condensed interim consolidated statements of income and other comprehensive income for the six month period and three month period ended December 31, 2021, the interim consolidated statement of changes in shareholders’ equity and of cash flows for the six-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2021 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a) the unaudited condensed interim consolidated financial statements of de Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2021;

c) we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

d) at December 31, 2021 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 43,873,447, which is not due at that date.

Autonomous City of Buenos Aires, February 10, 2022

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2021 and for the three and six-month periods ended as of that date, presented comparatively

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2021, and June 30, 2021
(All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.21	06.30.21
ASSETS
Non-current assets
Investment properties	7	579	650
Property, plant and equipment	8	10,308	10,093
Intangible assets	9	337	350
Right of use assets	10	2,759	2,316
Biological assets	11	3,269	3,107
Investments in subsidiaries, associates and joint ventures	6	89,726	74,865
Income tax and minimum presumed income tax credit		5	6
Trade and other receivables	14	817	1,061
Investment in financial assets	13	2,275	2,585
Total Non-current assets		110,075	95,033
Current assets
Biological assets	11	2,640	3,198
Inventories	12	3,553	5,942
Trade and other receivables	14	3,127	4,759
Investment in financial assets	13	435	1,160
Derivative financial instruments	13	225	41
Cash and cash equivalents	13	647	4,775
Total Current assets		10,627	19,875
TOTAL ASSETS		120,702	114,908
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		58,222	40,830
TOTAL SHAREHOLDERS' EQUITY		58,222	40,830
LIABILITIES
Non-current liabilities
Borrowings	18	25,837	23,403
Deferred tax liabilities	19	9,362	11,821
Provisions	17	286	298
Lease liabilities		644	587
Total Non-current liabilities		36,129	36,109
Current liabilities
Trade and other payables	16	6,761	6,284
Payroll and social security liabilities		308	502
Borrowings	18	17,771	30,020
Provisions	17	8	6
Lease liabilities		1,503	1,157
Total Current liabilities		26,351	37,969
TOTAL LIABILITIES		62,480	74,078
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		120,702	114,908

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for six and three-month periods ended December 31, 2021 and 2020
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.21	12.31.20	12.31.21	12.31.20
Revenues	20	6,700	5,840	1,400	1,855
Costs	21	(5,681)	(4,803)	(1,088)	(1,626)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(295)	168	839	349
Changes in the net realizable value of agricultural products after harvest		(144)	439	(153)	(56)
Gross profit		580	1,644	998	522
Net loss from fair value adjustment of investment properties		(71)	-	(21)	(2)
General and administrative expenses	22	(613)	(480)	(100)	(232)
Selling expenses	22	(1,090)	(930)	(365)	(361)
Other operating results, net	23	158	(1,962)	247	(1,277)
Management fees		(2,476)	-	(2,182)	789
Loss from operations		(3,512)	(1,728)	(1,423)	(561)
Share of profit/ (loss) of subsidiaries, associates and joint ventures	6	19,997	1,896	19,390	(8,181)
Profit/ (loss) before financing and taxation		16,485	168	17,967	(8,742)
Finance income	24	141	306	136	29
Finance costs	24	(1,691)	(3,408)	(204)	(1,778)
Other financial results	24	5,393	116	1,432	880
Inflation Adjustment	24	(500)	951	(761)	602
Financial results, net	24	3,343	(2,035)	603	(267)
Profit/ (loss) before income tax		19,828	(1,867)	18,570	(9,009)
Income tax	19	2,459	(414)	1,063	(380)
Profit/ (loss) for the period		22,287	(2,281)	19,633	(9,389)

Other comprehensive (loss)/ income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries and associates		(5,278)	(2,291)	(1,983)	1,375
Participation in other comprehensive results of subsidiaries and associates		1	350	1	(599)
Other comprehensive (loss)/ income for the period		(5,277)	(1,941)	(1,982)	776
Total comprehensive income/ (loss) for the period		17,010	(4,222)	17,651	(8,613)

Profit/ (loss) per share attributable to equity holders of the parent during the period:
Basic		37.805	(4.569)	33.303	(18.798)
Diluted		32.077	(4.569) (i)	28.258	(18.798) (i)

(i)
Since the result of the period showed loss, there is no dilutive effect of said result.

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2021
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (iii)	Other reserves (iv)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2021	589	3	18,138	1,774	22,858	163	847	2,690	3,658	(9,890)	40,830
Profit for the period	-	-	-	-	-	-	-	-	-	22,287	22,287
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(5,277)	-	(5,277)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	-	(5,277)	22,287	17,010
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 21, 2021:
- Absorption of losses	-	-	-	-	-	-	-	(2,690)	-	2,690	-
Reserve for share-based payments	-	-	-	-	-	-	-	-	11	-	11
Exercise of warrants (ii)	-	-	-	(5)	35	-	-	-	-	-	30
Others changes in equity	-	-	-	-	-	-	-	-	(61)	(1,375)	(1,436)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	1,777	-	1,777
Balance as of December 31, 2021	589	3	18,138	1,769	22,893	163	847	-	108	13,712	58,222

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes ARS 2 and ARS 2 of inflation adjustment of Treasury shares as of December 31, 2021 and June 30, 2021, respectively.
(ii)
As of December 31, 2021, the remaining warrants to exercise amount to 89,761,817, equivalent to the same number of shares. See Note 32 to the Interim Condensed Consolidated Financial Statements as of December 31, 2021.
(iii)
 Corresponding to General Resolution 609/12 of the National Securities Commission.
(iv)
Group’s Other reserves as of December 31, 2021 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Revaluation surplus	Total Other reserves
Balance as of June 30, 2021	(271)	(5,846)	6,198	2,179	808	1	120	179	290	3,658
Other comprehensive loss for the period	-	-	(5,278)	1	-	-	-	-	-	(5,277)
Total comprehensive (loss)/ income for the period	-	-	(5,278)	1	-	-	-	-	-	(5,277)
Reserve for share-based payments	-	-	-	-	-	-	11	-	-	11
Others changes in equity	-	-	-	-	-	-	(61)	-	-	(61)
Changes in non-controlling interest	-	1,777	-	-	-	-	-	-	-	1,777
Balance as of December 31, 2021	(271)	(4,069)	920	2,180	808	1	70	179	290	108
l

)
Alejandro G. Elsztain Vice President II

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2020
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2020	499	3	18,108	19,161	163	675	2,690	1,603	(883)	42,019
Loss for the period	-	-	-	-	-	-	-	-	(2,281)	(2,281)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(1,941)	-	(1,941)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(1,941)	(2,281)	(4,222)
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 26, 2020:
- Constitution of Legal Reserve	-	-	-	-	-	172	-	-	(172)	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(168)	-	(168)
Others changes in equity	-	-	-	-	-	-	-	5,686	115	5,801
Balance as of December 31, 2020	499	3	18,108	19,161	163	847	2,690	5,180	(3,221)	43,430

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes ARS 2 and ARS 2 of inflation adjustment of Treasury shares as of December 31, 2020 and June 30, 2020, respectively.
(ii)
Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii)
Group’s Other reserves as of December 31, 2020 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income	Reserve for share-based payments	Other subsidiary reserves	Total Other reserves
Balance as of June 30, 2020	(271)	(6,236)	5,440	1,476	894	300	1,603
Other comprehensive (loss)/ income for the period	-	-	(2,291)	350	-	-	(1,941)
Total comprehensive (loss)/ income for the period	-	-	(2,291)	350	-	-	(1,941)
Changes in non-controlling interest	-	(168)	-	-	-	-	(168)
Others changes in equity	-	(48)	4,734	1,109	-	(109)	5,686
Balance as of December 31, 2020	(271)	(6,452)	7,883	2,935	894	191	5,180
)
Alejandro G. Elsztain Vice President II

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2021 and 2020
(All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

cwjkscksjdc	Note	12.31.21	12.31.20
Operating activities:
Cash generated from/ (used in) operations	15	805	(2,457)
Net cash generated from/ (used in) operating activities		805	(2,457)
Investing activities:
Capital contribution to subsidiaries, associates and joint ventures	6	(111)	(128)
Acquisition of property, plant and equipment	8	(335)	(95)
Proceeds from sale of property, plant and equipment		3	9
Acquisition of Intangible assets	9	-	(2)
Acquisition of investment in financial assets		(1,153)	(9,956)
Proceeds from disposals of investment in financial assets		2,675	9,141
Advance payments		-	(32)
Dividends received		346	785
Interest received		25	-
Loans granted to subsidiaries, associates and joint ventures		-	(136)
Net cash generated from/ (used in) investing activities		1,450	(414)
Financing activities:
Repurchase of non-convertible notes		(917)	-
Borrowings and issuanse of non-convertible notes		10,285	4,524
Payment of borrowings and non-convertible notes		(13,909)	(8,332)
Obtaining/ (payment) of short-term loans, net		1,474	(1,401)
Payments from derivative financial instruments		-	(466)
Sale of non-convertibles notes in portfolio		50	-
Issuanse of warrants		30	-
Interest paid		(3,545)	(2,190)
Net cash used in financing activities		(6,532)	(7,865)
Net decrease in cash and cash equivalents		(4,277)	(10,736)
Cash and cash equivalents at beginning of the period		4,775	10,282
Result from exposure to inflation on cash and cash equivalents		18	15
Foreign exchange gain on cash and fair value result for cash equivalents		131	812
Cash and cash equivalents at the end of the period		647	373

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Carlos Della Paolera 261, 9rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 10, 2022.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2021 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim periods of six month ended December 31, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Company's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018.

In relation to the inflation index to be used according to FACPCE Resolution No. 539/18, the inflation index is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended December 31, 2021, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	12.31.21 (six months)
20%

As a consequence of the aforementioned, these Financial Statements as of December 31, 2021 were restated in accordance with IAS 29.

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2021.

2.3.
Comparative information

The balances as of June 30, 2021 and December 31, 2020, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

See Note 32 to the Interim Condensed Consolidated Financial Statements for information on the context in which the Group operates.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2021, described in Note 3 to them.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals
See summary of acquisitions and additional disposals of the Company for the six-month period ended December 31, 2021 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2021. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2021, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries and associates

The Company conducts its business through several subsidiaries and associates. Among its main subsidiaries are IRSA Inversiones y Representaciones S.A., Helmir, BrasilAgro and FyO Acopio S.A.

Set out below are the changes in Company’s investment in subsidiaries and associates for the six-month period ended December 31, 2021 and for the fiscal year ended June 30, 2021:

	12.31.21	06.30.21
Beginning of the period / year	74,865	86,924
Capital contribution	111	5,169
Sale of interest in subsidiaries, associates and joint ventures	-	2,880
Share of profit/ (loss) net	19,997	(17,608)
Other changes in subsidiaries and associates equity	352	7,142
Other comprehensive loss	(5,277)	(5,310)
Decrease of interest	-	(2,929)
Dividends distributed	(322)	(1,403)
End of the period / year	89,726	74,865

See changes in Company’s investment in associates and joint ventures for the six-month period ended December 31, 2021in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2021 in Note 8 to the Annual Consolidated Financial Statements.

	% of ownership interest		Registered value		Entity's interest in comprehensive (loss)/ income
Name of the entity	12.31.21	06.30.21	12.31.21	06.30.21	12.31.21	12.31.20
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	1.35%	1.35%	1,183	1,442	(212)	131
Agropecuaria Santa Cruz de la Sierra S.A. (continuing company of Doneldon S.A.)	-	-	-	-	-	2
Futuros y Opciones.Com S.A.	50.10%	50.10%	1,114	1,133	207	157
Amauta Agro S.A. (continuing company of FyO Trading S.A.)	2.20%	2.20%	7	2	5	-
FyO Acopio S.A. (continuing company of Granos Olavarría S.A.)	2.20%	2.20%	29	25	4	8
Helmir S.A.	100.00%	100.00%	24,471	24,412	(87)	1,005
Sociedad Anónima Carnes Pampeanas S.A.	-	-	-	-	-	(82)
IRSA Inversiones y Representaciones Sociedad Anónima	53.37%	61.84%	61,595	45,257	14,831	(1,386)
IRSA Propiedades Comerciales S.A. (i)	-	3.36%	-	1,190	-	133
Alafox S.A	100.00%	100.00%	612	682	(70)	-
Total Subsidiaries			89,011	74,143	14,678	(32)

Associates
Agrouranga S.A.	34.86%	34.86%	548	568	16	(23)
Uranga Trading S.A.	34.86%	34.86%	167	154	26	10
Total Associates			715	722	42	(13)
Total Investments in subsidiaries, associates and join ventures			89,726	74,865	14,720	(45)

(i)
On December 22, 2021 through the Extraordinary Shareholders’ Meeting of IRSA Inversiones y Representaciones S.A. and IRSA Propiedades Comerciales S.A., the merger by absorption between both companies was approved, the first of them being the absorbing company.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

					Last financial information issued
Name of the entity	Market value as of 12.31.21	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	28.79	Brazil	Agricultural	1,334,400	2,497	7,926	54,133
Futuros y Opciones.Com S.A.	Not publicly traded	Argentina	Brokerage	817,683	383	416	2,224
Amauta Agro S.A. (continuing company of FyO Trading S.A.)	Not publicly traded	Argentina	Brokerage	11,264	23	215	323
FyO Acopio S.A. (continuing company of Granos Olavarría S.A.)	Not publicly traded	Argentina	Warehousing and Brokerage	506,440	1	173	1,297
Helmir S.A.	Not publicly traded	Uruguay	Investment	900,000,000	229	4,695	24,209
IRSA Inversiones y Representaciones Sociedad Anónima	86.50	Argentina	Real Estate	431,737,587	809	25,722	116,759
Alafox S.A	Not publicly traded	Uruguay	Investment	347,618,650	66	(70)	612

Associates
Agrouranga S.A.	Not publicly traded	Argentina	Agricultural	2,532,579	7	46	439
Uranga Trading S.A.	Not publicly traded	Argentina	Marketing, warehousing and processing	637,498	2	75	478

7.
Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2021 and for the fiscal year ended June 30, 2021 were as follows:

	12.31.21	06.30.21
Beginning of the period / year	650	195
Transfers	-	506
Net loss from fair value adjustment of investment properties	(71)	(51)
End of the period / year	579	650

During the period ended December 31, 2021 and for the year ended June 30, 2021, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.6 to the consolidated financial statements corresponding to the year ended June 30, 2021, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted taking into account the specific aspects of each land, the most important used premise being the price per hectare.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2021 and for the fiscal year ended June 30, 2021 were as follows:

	Owner occupied farmland (ii)	Others	12.31.21	06.30.21

Costs	11,665	705	12,370	12,909
Accumulated depreciation	(1,792)	(485)	(2,277)	(2,033)
Net book amount at the beginning of the period / year	9,873	220	10,093	10,876
Additions	250	85	335	303
Disposals	(2)	(1)	(3)	(622)
Transfers	-	-	-	(220)
Depreciation charge (i)	(79)	(38)	(117)	(244)
Balances at the end of the period / year	10,042	266	10,308	10,093

Costs	11,913	789	12,702	12,370
Accumulated depreciation	(1,871)	(523)	(2,394)	(2,277)
Net book amount at the end of the period / year	10,042	266	10,308	10,093

(i)
For the fiscal period / year ended December 31, 2021 and June 30, 2021, the depreciation expense of property, plant and equipment has been charged as follows: ARS 10 and ARS 26 in "Costs";ARS 5 and ARS 5 in “General and administrative expenses” and ARS 1 and ARS 1 in “Selling expenses” in “the Statement of Income and Other Comprehensive Income";ARS 101 and ARS 212 were capitalized as part of the biological assets costs.
(ii)
Includes farms, buildings and facilities of farmlands properties.

9.
Intangible assets

Changes in Company’s intangible assets for the six-month period ended as of December 31, 2021 and for the fiscal year ended as of June 30, 2021 were as follows:

	Computer software	Concession rights	12.31.21	06.30.21
Costs	51	597	648	640
Accumulated amortization	(41)	(257)	(298)	(264)
Net book amount at the beginning of the period / year	10	340	350	376
Additions	-	-	-	8
Amortization charges (i)	(3)	(10)	(13)	(34)
Balances at the end of the period / year	7	330	337	350
Costs	51	597	648	648
Accumulated amortization	(44)	(267)	(311)	(298)
Net book amount at the end of the period / year	7	330	337	350

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Right of use assets

The composition in the Company's rights of use assets as of December 31, 2021 and for the fiscal year ended as of June 30, 2021 is as follows:

	12.31.21	06.30.21
Non Current
Offices	61	79
Owner occupied farmland	2,697	2,235
Machines and equipment	1	2
Total Right of use assets	2,759	2,316

The amortization charge of the right-of-use assets is detailed below:

	12.31.21	12.31.20
Owner occupied farmland	593	361
Machines and equipment	1	-
Others	17	-
Total amortization of Right of use assets	611	361

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Biological assets

Changes in the Company’s biological assets for the six-month period ended as of December 31, 2021 and for the fiscal year ended as of June 30, 2021 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others
Level 1		Level 3	Level 2	Level 2	Level 1	12.31.21	06.30.21
Net book amount at the beginning of the period / year	341	2,505	3,334	72	53	6,305	4,584
Purchases	-	-	219	-	-	219	328
Transfers	(125)	125	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	(185)	(124)	(6)	-	(315)	5,059
Decrease due to harvest	-	(3,689)	-	-	-	(3,689)	(10,540)
Sales	-	-	(768)	(1)	-	(769)	(2,250)
Consumes	-	-	(4)	-	(53)	(57)	(23)
Costs for the period	1,926	1,376	864	-	49	4,215	9,147
Balances at the end of the period / year	2,142	132	3,521	65	49	5,909	6,305

Non-current (production)	-	-	3,163	57	49	3,269	3,107
Current (consumable)	2,142	132	358	8	-	2,640	3,198
Net book amount at the end of the period / year	2,142	132	3,521	65	49	5,909	6,305

During the six-month period ended December 31, 2021, there were transfers for ARS 125 between the fair value hierarchies 1 and 3 of sown land-crops (due to the degree of phenological growth of the crop). Likewise, there were no reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2021.

As of December 31, 2021, and June 30, 2021, the better and maximum use of biological assets shall not significantly differ from the current use.

12.
Inventories

Breakdown of Company’s inventories as of December 31, 2021 and June 30, 2021 are as follows:

	12.31.21	06.30.21
Current
Crops	1,668	3,131
Materials and supplies	13	8
Seeds and fodders	1,872	2,803
Total inventories	3,553	5,942

As of December 31, 2021, and June 30, 2021 the cost of inventories recognized as expense amounted to ARS 4,882 and ARS 8,510, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2021.

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2021 and June 30, 2021 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
December 31, 2021
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	3,090	-	3,090	859	3,949
Investment in financial assets
- Pubilc companie´s securities	-	199	199	-	199
- Bonds	-	236	236	-	236
- Warrants	-	2,275	2,275	-	2,275
Derivative financial instruments
- Crops future contracts	-	119	119	-	119
- Options on commodities	-	106	106	-	106
Cash and cash equivalents
- Cash on hand and at bank	449	-	449	-	449
- Short-term investments	-	198	198	-	198
Total assets	3,539	3,133	6,672	859	7,531

	Financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and others payables (Note 16)	6,177	6,177	584	6,761
Borrowings (Note 18)	43,608	43,608	-	43,608
Total Liabilities	49,785	49,785	584	50,369

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2021		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	4,537	-	4,537	1,289	5,826
Investment in financial assets
- Pubilc companie´s securities	-	165	165	-	165
- Bonds	-	995	995	-	995
- Warrants	-	2,585	2,585	-	2,585
Derivative financial instruments
- Crops future contracts	-	41	41	-	41
Cash and cash equivalents
- Cash on hand and at bank	4,565	-	4,565	-	4,565
- Short-term investments	-	210	210	-	210
Total assets	9,102	3,996	13,098	1,289	14,387

	Financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and others payables (Note 16)	4,980	4,980	1,304	6,284
Borrowings (Note 18)	53,423	53,423	-	53,423
Total Liabilities	58,403	58,403	1,304	59,707

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of December 31, 2021 and June 30, 2021 are as follows:

	12.31.21	06.30.21
Receivables from sale of properties (i)	895	1,165
Receivables from sale of agricultural products and services	1,054	2,108
Debtors under legal proceedings	8	10
Less: allowance for doubtful accounts	(5)	(6)
Total trade receivables	1,952	3,277
Prepayments	88	155
Tax credits	546	919
Loans	39	7
Advance payments	159	153
Expenses to recover	70	69
Others	322	164
Total other receivables	1,224	1,467
Related parties (Note 25)	768	1,076
Total trade and other receivables	3,944	5,820
Non-current	817	1,061
Current	3,127	4,759
Total trade and other receivables	3,944	5,820

(i)
Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2021.

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.21	06.30.21
Beginning of the period / year	6	13
Charges	1	4
Recovered	-	(2)
Inflation Adjustment	(2)	(9)
End of the period / year	5	6

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the six-month periods ended as of December 31, 2021 and 2020:

	12.31.21	12.31.20
Profit/ (loss) for the period	22,287	(2,281)
Adjustments:
Income tax	(2,459)	414
Depreciation and amortization	46	30
Unrealized (gain)/ loss from derivative financial instruments of commodities	(136)	1,108
Changes in the fair value of financial assets with changes in results	-	(1,152)
Financial results, net	(3,948)	(1,108)
Unrealized initial recognition and changes in the fair value of biological assets	34	(788)
Changes in net realizable value of agricultural products after harvest	144	(439)
Provisions and allowances	2,557	1,780
Share of profit from participation in asscociates, subsidiaries and joint ventures.	(19,997)	(1,896)
Changes in fair value of investment properties	71	-
Changes in operating assets and liabilities:
Decrease/ (Increase) in biological assets	1,057	(8)
Decrease in inventories	2,245	1,746
Decrease/ (Increase) in trade and other receivables	1,527	(1,173)
Increase in right of use assets	-	(1,435)
(Decrease)/ Increase in lease Liabilities	(340)	1,008
(Decrease)/ Increase in derivative financial instruments	(54)	2,663
Decrease in provisions	(2)	(3)
Decrease in trade and other payables	(2,033)	(895)
Decrease in payroll and social security liabilities	(194)	(28)
Net cash generated from/ (used in) from operating activities before income tax paid	805	(2,457)

The following table shows a detail of non-cash transactions occurred in the six-month periods ended as of December 31, 2021 and 2020:

	12.31.21	12.31.20
Non-cash activities
Decrease in investment in subsidiaries, associates and joint ventures by currency translation adjustments.	5,277	2,294
Increase in other reserves through an increase in investment in subsidiaries, associates and joint ventures	352	-
Decrease in trade and other receivables through a decrease in lease liabilities	22	-
Increase in right of use assets through an increase of lease liabilities	1,054	-
Decrease in trade and other receivables through a decrease in borrowings	297	-
Increase in investment in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	-	3
Decrease in investment in subsidiaries, associates and joint ventures through share-based dividends	-	542

16.
Trade and other payables

The detail of the Company’s trade and other payables as of December 31, 2021 and June 30, 2021 are as follows:

	12.31.21	06.30.21
Trade payables	1,651	1,345
Provisions	1,544	2,674
Sales, rent and services payments received in advance	337	1,047
Total trade payables	3,532	5,066
Taxes payable	50	69
Total other payables	50	69
Related parties (Note 25)	3,179	1,149
Total trade and other payables	6,761	6,284
Current	6,761	6,284
Total trade and other payables	6,761	6,284

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy). Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	12.31.21	06.30.21
Beginning of period / year	304	304	23
Additions (i)	92	92	299
Disposals (i)	(46)	(46)	-
Used during the period	(2)	(2)	-
Inflation Adjustment	(54)	(54)	(18)
End of period / year	294	294	304

Non-current		286	298
Current		8	6
Total		294	304

(i)
The net is included in “Other operating results, net”.

18.
Borrowings

The detail of the Company’s borrowings as of December 31, 2021 and June 30, 2021 is as follows:

	Book value		Fair Value
	12.31.21	06.30.21	12.31.21	06.30.21
Non-convertible notes	25,572	38,002	24,920	37,313
Bank loans and others	5,515	6,507	5,515	6,507
Related parties (Note 25)	6,691	4,118	6,626	4,067
Bank overdrafts	5,830	4,796	5,830	4,796
Total borrowings	43,608	53,423	42,891	52,683
Non-current	25,837	23,403
Current	17,771	30,020
Total borrowings	43,608	53,423

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	12.31.21	12.31.20
Deferred income tax	2,459	(414)
Income tax	2,459	(414)

The gross movements on the deferred income tax account were as follows:

	12.31.21	06.30.21
Beginning of the period / year	(11,821)	(6,768)
Revaluation surplus	-	(120)
Charged to the Statement of Comprehensive Income	2,459	(4,933)
End of the period / year	(9,362)	(11,821)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	12.31.21	12.31.20
Tax calculated at the tax applicable tax rate in effect (i)	(6,940)	560
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	6,999	569
Income tax rate change (*)	-	83
Provision for unrecoverability of tax loss carry-forwards	-	(1,958)
Provision of tax loss carry-forwards used	1,684	-
Tax Transparency	(635)	(88)
Result from sale of participation in subsidiaries	14	-
Non-taxable results, non-deductible expenses and others	257	(48)
Inflation adjustment for tax purposes	(2,323)	(2,507)
Inflation Adjustment	3,403	2,975
Income tax	2,459	(414)

(*)
Each period corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.
(i)
The Income Tax rate in effect in Argentina as of December 31, 2020 was 30%.

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Revenues

	12.31.21	12.31.20
Crops	5,718	4,543
Cattle	918	1,279
Supplies	1	2
Leases and agricultural services	63	16
Total revenues	6,700	5,840

21.
Costs

	12.31.21	12.31.20
Crops	4,882	3,748
Cattle	768	1,002
Leases and agricultural services	8	30
Other costs	23	23
Total costs	5,681	4,803

22.
Expenses by nature
	Costs (i)	Cost of Production	General and administrative expenses	Selling expenses	12.31.21	12.31.20
Supplies and labors	1	2,944	-	-	2,945	3,328
Leases and expenses	-	3	15	1	19	27
Amortization and depreciation	10	695	34	2	741	497
Doubtful accounts (charge and recovery)	-	-	-	1	1	3
Cost of sale of agricultural products and biological assets	5,650	-	-	-	5,650	4,752
Advertising, publicity and other selling expenses	-	-	-	59	59	77
Maintenance and repairs	-	71	43	1	115	113
Payroll and social security liabilities	16	293	393	23	725	617
Fees and payments for services	2	25	49	34	110	94
Freights	-	52	-	747	799	657
Bank commissions and expenses	-	-	27	-	27	30
Travel expenses and stationery	1	54	16	1	72	44
Conditioning and clearance	-	-	-	120	120	136
Director’s fees	-	-	35	-	35	33
Taxes, rates and contributions	1	29	1	101	132	117
Total expenses by nature as of 12.31.21	5,681	4,166	613	1,090	11,550	-
Total expenses by nature as of 12.31.20	4,803	4,312	480	930	-	10,525

(i)
Include ARS 23 and ARS 23 of other agricultural operating costs as of December 31, 2021 and 2020, respectively.

23.
Other operating results, net

	12.31.21	12.31.20
Administration fees	7	3
Gain/ (loss) from commodity derivative financial instruments	210	(2,131)
Interests generated by operating credits	38	62
Contingencies	(46)	-
Donations	(1)	-
Others	(50)	104
Total other operating results, net	158	(1,962)

24.
Financial results, net

	12.31.21	12.31.20
Financial income:
Interest income	141	306
Total financial income	141	306

Financial costs:
Interest expenses	(1,473)	(3,182)
Other financial costs	(218)	(226)
Total financial costs	(1,691)	(3,408)

Other financial results:
Exchange rate difference, net	4,674	(287)
Fair value gains of financial assets at fair value through profit or loss	928	1,002
Loss from derivative financial instruments (except commodities)	(206)	(604)
(Loss)/ gain from repurchase of NCN	(3)	5
Total other financial results	5,393	116
Inflation Adjustment	(500)	951
Total financial results, net	3,343	(2,035)

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Consolidated Financial Statements as of June 30, 2021.

The following is a summary of the balances with related parties as of December 31, 2021 and June 30, 2021:

Items	12.31.21	06.30.21
Trade and other payables	(3,179)	(1,149)
Investments in financial assets	2,511	3,437
Borrowings	(6,691)	(4,118)
Trade and other receivables	768	1,076
Right of use assets	61	79
Lease liabilities	(61)	(87)
Total	(6,591)	(762)

Related party	12.31.21	06.30.21	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	308	72	Corporate services receivable	Trade and other receivables
	61	-	Right of use assets	Right of use assets
	236	852	Bonds	Investments in financial assets
	(3)	(4)	Reimbursement of expenses to pay	Trade and other payables
	-	1	Leases	Trade and other receivables
	2,275	2,585	Warrants	Investments in financial assets
	3	-	Share based payments	Trade and other receivables
	3	-	Reimbursement of expenses receivable	Trade and other receivables
	(61)	-	Leases	Lease Liabilities
	(2,415)	-	Non-convertible notes	Borrowings
Brasilagro Companhia Brasileira de Propriedades Agrícolas	(6)	(8)	Rent and services received	Trade and other payables
	-	22	Dividends receivable	Trade and other receivables
	45	22	Reimbursement of expenses receivable	Trade and other receivables
Helmir S.A.	(3,611)	(581)	Borrowings	Borrowings
	(607)	(683)	Other debts	Trade and other payables
Alafox S.A.	(611)	(682)	Borrowings	Borrowings
Futuros y Opciones.Com S.A.	375	226	Brokerage operations receivable	Trade and other receivables
	(235)	(188)	Reimbursement of expenses to pay	Trade and other payables
Total Subsidiaries	(4,243)	1,634
Agro-Uranga S.A.	-	2	Dividends receivable	Trade and other receivables
	6	(1)	Reimbursement of expenses to pay	Trade and other payables
Total Associates	6	1
IRSA Propiedades Comerciales S.A. (*)	-	204	Reimbursement of expenses receivable	Trade and other receivables
	-	4	Share based payments	Trade and other receivables
	-	(87)	Leases	Lease Liabilities
	-	(2,710)	Non-convertible notes	Borrowings
	-	79	Right of use assets	Right of use assets
Panamerican Mall S.A.	(54)	(61)	Non-convertible notes	Borrowings
Amauta Agro S.A.	-	(151)	Purchase of goods and/or services	Trade and other payables
	-	19	Debtors for sales, rentals and services	Trade and other receivables
FyO Acopio S.A.	-	41	Debtors for sales, rentals and services	Trade and other receivables
	-	(81)	Purchase of goods and/or services	Trade and other payables
Total Subsidiaries of the subsidiaries	(54)	(2,743)
Consultores Assets Management	(2,281)	-	Management fees	Trade and other payables
Turismo Investment S.A.	-	449	Other credits	Trade and other receivables
BNH VIDA	-	(84)	Non-convertible notes	Borrowings
Banco de Crédito y Securitización S.A.	(24)	-	Accrued invoices	Trade and other payables
	(2,305)	365
Inversiones Financieras del Sur S.A.	12	7	Loans granted	Trade and other receivables
Total Parent Company	12	7
Directores y Senior Management	22	7	Reimbursement of expenses receivable	Trade and other receivables
	(29)	(33)	Directors' fees	Trade and other payables
Total Directors and Senior Management	(7)	(26)
Total	(6,591)	(762)

(*)
On December 22, 2021 through the Extraordinary Shareholders’ Meeting of IRSA Inversiones y Representaciones S.A. and IRSA Propiedades Comerciales S.A., the merger by absorption between both companies was approved, the first of them being the absorbing company.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the six-month period ended as of December 31, 2021 and 2020:

Related party	12.31.21	12.31.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(9)	(6)	Leases and/or rights of use
	(84)	(130)	Change in fair value of financial assets
	185	-	Financial operations
	-	109	Corporate services
Futuros y Opciones.Com S.A.	(89)	(68)	Purchase of goods and/or services
	3	2	Management fees
	(6)	(12)	Financial operations
	144	(64)	Income from sales and services
Sociedad Anónima Carnes Pampeanas S.A.	-	712	Income from sales and services
Alafox S.A.	68	-	Financial operations
Helmir S.A.	106	117	Financial operations
Total subsidiaries	318	660
Uranga Trading S.A.	121	-	Income from sales and services
Total Associates	121	-
Torodur S.A.	-	(5)	Financial operations
Panamerican Mall S.A.	4	(3)	Financial operations
Yatay Agropecuaria S.A.	-	(12)	Financial operations
Amauta Agro S.A. (continuing company of FyO Trading S.A.)	-	(24)	Purchase of goods and/or services
	-	8	Income from sales and services
IRSA Propiedades Comerciales S.A. (*)	-	(8)	Leases and/or rights of use
	-	337	Corporate services
	-	(125)	Financial operations
FyO Acopio S.A.	-	(3)	Management fees
	-	(108)	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	4	57
Estudio Zang, Bergel & Viñes	(4)	(3)	Legal services
Hamonet S.A.	(1)	(2)	Leases and/or rights of use
BNH Vida S.A.	6	(9)	Financial operations
Consultores Assets Management	(2,476)	-	Management fees
BACS Administradora de Activos S.A.	-	(116)	Financial operations
Isaac Elsztain e Hijos S.C.A.	(2)	(3)	Leases and/or rights of use
Other Related parties	(2,477)	(133)
Directores	(35)	(33)	Compensation of Directors
Senior Management	-	(18)	Compensation of Senior Management
Total Directors and Senior Management	(35)	(51)
Inversiones Financieras del Sur S.A.	5	6	Financial operations
Total parent company	5	6
Total	(2,064)	539

(*)
On December 22, 2021 through the Extraordinary Shareholders’ Meeting of IRSA Inversiones y Representaciones S.A. and IRSA Propiedades Comerciales S.A., the merger by absorption between both companies was approved, the first of them being the absorbing company.

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2021 and 2020:

Related party	12.31.21	12.31.20	Description of transaction
Agropecuarias Santa Cruz de la Sierra S.A.	-	2	Irrevocable contributions
Helmir S.A.	111	-	Irrevocable contributions
Futuros y Opciones.Com S.A.	-	126	Irrevocable contributions
Total subsidiary contributions	111	128
IRSA Inversiones y Representaciones Sociedad Anónima	-	542	Dividends received
IRSA Propiedades Comerciales S.A.	-	528	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas	48	8	Dividends received
Agro-Uranga S.A.	34	39	Dividends received
Uranga Trading S.A.	14	17	Dividends received
FyO Acopio S.A.	-	6	Dividends received
Futuros y Opciones.Com S.A.	226	187	Dividends received
Total dividends received	322	1,327

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
CNV General Resolution N° 622/13
As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	12.31.21	12.31.20
Beginning of the period / year	3,406	5,942	-	9,348	6,804
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(130)	-	-	(130)	124
Changes in the net realizable value of agricultural products after harvest	-	(144)	-	(144)	439
Increase due to harvest	-	3,741	-	3,741	2,393
Acquisitions and classifications	219	1,205	-	1,424	1,940
Consume	(4)	(2,309)	-	(2,313)	(2,151)
Expenses incurred	864	-	30	894	915
Inventories	(3,586)	(3,553)	-	(7,139)	(5,684)
Cost as of 12.31.21	769	4,882	30	5,681	-
Cost as of 12.31.20	1,001	3,748	31	-	4,780

(1)
Corresponds to breeding cattle movements and other cattle.

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of December 31, 2021 and June 30, 2021 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.21	Total as of 06.30.21
Assets
Trade and other receivables
US Dollar	10	102.52	1,067	2,621
Receivables with related parties:
US Dollar	0.1	102.72	8	17
Total trade and other receivables			1,075	2,638

Investment in financial assets
US Dollar	2	102.72	236	853
Total Investment in financial assets			236	853

Derivative financial instruments
US Dollar	2	102.52	225	41
Total derivative financial instruments			225	41

Cash and cash equivalents
US Dollar	0.8	102.52	79	4,561
Total Cash and cash equivalents			79	4,561

Liabilities
Trade and other payables
US Dollar	16	102.72	1,642	2,626
Payables with related parties:
US Dollar	5	102.72	465	685
Brazilian Reais	0.3	18.70	6	8
Total trade and other payables			2,113	3,319

Lease Liabilities
US Dollar	0.59	102.72	61	88
Total Lease Liabilities			61	88

Borrowings
US Dollar	260	102.72	26,689	40,128
Borrowings with related parties:
US Dollar	65	102.72	6,691	4,118
Total Borrowings			33,380	44,246

(1)
Exchange rate as of December 31, 2021 according to Banco Nación Argentina records.

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
San Miguel de Tucumán 601, Carlos Spegazzini.
Torcuato Di Tella 1800 Carlos Spegazzini
Puente del Inca 2540 Carlos Spegazzini

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of ARS 12,238, whose treatment is under consideration by the Board of Directors and the respective Management. The Company has issued during the current fiscal year and after December 31, 2021 NCN for a total of USD 90.1 million.

31.
Economic context in which society operates

See economic context in which society operates in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

See others subsequent events in Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

21

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at December 30, 2021, the unaudited condensed interim separate statements of income and other comprehensive income for the six month period and three month period ended December 31, 2021, the interim separate statement of changes in shareholders’ equity and of cash flows for the six-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2021 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

22

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a) the unaudited condensed interim consolidated financial statements of de Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2021;

c) at December 31, 2021 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 43,873,447, which is not due at that date.

Autonomous City of Buenos Aires, February 10, 2022

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Walter ZablockyPublic Accountant (UNLP)C.P.C.E.C.A.B.A. V. 340 F. 156

23

Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

The main indicators of the Argentine economy are described below:

●
In November 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 9.3% compared to the same month of 2020, and 1.7% compared to the previous month.

●
The annual retail inflation reached 50.94% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in December 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 54.8% i.a. for December 2022 and 43.4% for December 2023. Analysts participating in the REM forecast a rebound in economic activity in 2022, reaching an economic growth of 2.9%.

●
In the period from December 2020 to December 2021, the Argentine peso depreciated 22.1% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of December 31, 2021, there is an exchange gap of approximately 92.3% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

COVID-19 pandemic

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 8,500,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the years 2020 and 2021.

1

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

During the pandemic, CRESUD and its subsidiary BrasilAgro continued to operate normally as the agricultural activity is essential for the provision of food. With respect to its subsidiary IRSA, from the beginning of fiscal year 2022, and up to the date of presentation of these financial statements, its shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, although they have been operating since December 2020, the sector continues working with certain restrictions on air flows and the influx of international tourism.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

2

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

Consolidated Results

(In ARS million)	6M 22	6M 21	YoY Var
Revenues	35,942	24,578	46.2%
Costs	(25,573)	(18,837)	35.8%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	4,697	2,535	85.3%
Changes in the net realizable value of agricultural produce after harvest	(423)	389	(208.7)%
Gross profit	14,643	8,665	69.0%
Net gain from fair value adjustment on investment properties	22,955	13,620	68.5%
Gain from disposal of farmlands	4,023	138	2815.2%
General and administrative expenses	(3,261)	(3,328)	(2.0)%
Selling expenses	(2,810)	(2,797)	0.5%
Other operating results, net	872	(2,777)	-
Management Fee	(2,476)	-	100.0%
Result from operations	33,946	13,521	151.1%
Depreciation and Amortization	1,974	1,923	2.7%
EBITDA (unaudited)	35,920	15,444	132.6%
Adjusted EBITDA (unaudited)	15,829	13,005	21.7%
Loss from joint ventures and associates	62	(736)	-
Result from operations before financing and taxation	34,008	12,785	166.0%
Financial results, net	8,331	(1,387)	-
Result before income tax	42,339	11,398	271.5%
Income tax expense	(4,309)	(6,218)	(30.7)%
Result for the period from continued operations	38,030	5,180	634.2%
Result from discontinued operations after income tax	-	(10,104)	(100.0)%
Result for the period	38,030	(4,924)	-

Attributable to
Equity holder of the parent	21,207	(4,528)	-
Non-controlling interest	16,823	(396)	-

Consolidated revenues increased by 46.2% and 21.7%, respectively in the first half of the fiscal year 2022 compared to the same period of fiscal year 2021. Agribusiness segments adjusted EBITDA was ARS 12,098 and urban properties and investments business (IRSA) adjusted EBITDA was ARS 6,358 million.

The net result for the first half of fiscal year 2022 registered a gain of ARS 38,030 million, compared to a loss of ARS 4,924 in the same period of 2021, this is mainly explained by the gain recorded for changes in the fair value of investment properties due to the increase in the valuation of the "Costa Urbana" property, whose development project was approved by the Legislature of the Autonomous City of Buenos Aires in December 2021.

3

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

Description of Operations by Segment

6M 2022	Agribusiness	Urban Properties and Investments	Total	6M 22 vs. 6M 21
Revenues	25,047	8,816	33,863	42.3%
Costs	(21,350)	(1,869)	(23,219)	36.4%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	4,626	-	4,626	86.0%
Changes in the net realizable value of agricultural produce after harvest	(423	-	(423)	(208.7)%
Gross profit	7,900	6,947	14,847	53.8%
Net gain from fair value adjustment on investment properties	396	22,494	22,890	59.1%
Gain from disposal of farmlands	4,023	-	4,023	2815.2%
General and administrative expenses	(1,370)	(1,948)	(3,318)	(1.8)%
Selling expenses	(2,026)	(835)	(2,861)	(1.2)%
Other operating results, net	908	(60)	848	-
Result from operations	9,831	26,598	36,429	142.1%
Share of profit of associates	186	(77)	109	-
Segment result	10,017	26,521	36,538	165.2%

6M 2021	Agribusiness	Urban Properties and Investments	Total
Revenues	17,977	5,818	23,795
Costs	(14,870)	(2,147)	(17,017)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,487	-	2,487
Changes in the net realizable value of agricultural produce after harvest	389	-	389
Gross profit	5,983	3,671	9,654
Net gain from fair value adjustment on investment properties	76	14,311	14,387
Gain from disposal of farmlands	138	-	138
General and administrative expenses	(1,051)	(2,327)	(3,378)
Selling expenses	(1,698)	(1,198)	(2,896)
Other operating results, net	(2,718)	(141)	(2,859)
Result from operations	730	14,316	15,046
Share of profit of associates	(51)	(1,218)	(1,269)
Segment result	679	13,098	13,777

2022 Campaign

During the first semester, the Niña effect was confirmed in the region, impacting the production of the 2021-22 campaign in Latin America. This event is having positive effects on the prices of commodities at the international level. We will continue to apply the best agricultural practices to minimize climate risk and achieve high yields. Regarding livestock activity, prices remain firm. Cresud continues to concentrate its livestock production in its own farms, mainly in the Northwest of Argentina, and to consolidate its activity in Brazil, with a focus on improving productivity and operating margins, while controlling costs.

Our Portfolio

During the first half of fiscal year 2022, our portfolio under management consisted of 749,482 hectares, of which 297,729 hectares are productive and 451,753 hectares are land reserves distributed in the four countries of the region where we operate.

4

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	63,060	140,971	330,049	534,080
Brazil	59,358	8,813	77,625	145,796
Bolivia	8,776	-	1,244	10,020
Paraguay	14,091	2,660	42,835	59,586
Total	145,285	152,444	451,753	749,482
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	53,201	12,590	-	65,791
Brazil	47,482	-	3,265	50,747
Bolivia	-	-	-	-
Total	100,683	12,590	3,265	116,538
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	6M 22	6M 21	YoY Var
Revenues	-	-	-
Costs	(23)	(23)	-
Gross loss	(23)	(23)	-
Net gain from fair value adjustment on investment properties	4,023	76	5193.42%
Gain from disposal of farmlands	396	138	186.96%
General and administrative expenses	(3)	(3)	-
Selling expenses	(127)	-	100.00%
Other operating results, net	862	2,032	(57.58)%
Profit from operations	5,128	2,220	130.99%
Segment profit	5,128	2,220	130.99%
EBITDA	5,132	2,223	130.86%
Adjusted EBITDA	5,473	2,148	154.80%

In October 2021, our subsidiary BrasilAgro, sold a fraction of 3,723 hectares (2,694 productive hectares) of the “Alto Taquari” farm located in the State of Mato Grosso, Brazil. After this operation, a remaining Surface of 1,308 of the farm is still owned by Brasilagro. The total amount of the operation was set at BRL 589 million and the possession of the hectares and, consequently, the recognition of the sale, will be done in two stages: 2,566 hectares (1,537 productive hectares) in October 2021 for an approximate value of BRL 336 million and 1,157 productive hectares in September 2024, for an approximate value of BRL 253 million. The field was valued on the books at BRL 31.3 million and the internal rate of return in dollars reached was 12%.

5

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

Also, in December 2021, BrasilAgro sold a fraction of 4,573 hectares (2.859 productive hectares) of the “Rio do Meio” farm located in Correntina, State of Bahia, Brazil, that was acquired in January 2020. After this operation, a remaining surface of 7,715 hectares of this farm is still owned by the BrasilAgro. The total amount of the operation was set at BRL 130.1 million and the field was valued on the books at BRL 40 million. The internal rate of return in dollars reached was 40.3%.

Agricultural Production

The result of the Farming segment increased by ARS 5.976 million, from a ARS 1,906 million loss during the first half of fiscal year 2021 to a ARS 4,070 million gain during the same period of the fiscal year 2022.

in ARS million	6M 22	6M 21	YoY Var
Revenues	20,133	14,893	35.2%
Costs	(17,857)	(12,665)	41.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	4,626	2,487	86.0%
Changes in the net realizable value of agricultural produce after harvest	(423)	389	(208.7)%
Gross profit	6,479	5,104	26.9%
General and administrative expenses	(830)	(710)	16.9%
Selling expenses	(1,549)	(1,489)	4.0%
Other operating results, net	(73)	(4,799)	(98.5)%
Results from operations	4,027	(1,894)	-
Results from associates	43	(12)	-
Segment results	4,070	(1,906)	-
EBITDA	5,588	(372)	-
Adjusted EBITDA	5,588	(372)	-

II.a) Crops and Sugarcane

Crops

in ARS million	6M 22	6M 21	YoY Var
Revenues	12,703	8,782	44.6%
Costs	(11,636)	(7,790)	49.4%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,189	1,180	0.8%
Changes in the net realizable value of agricultural produce after harvest	(427)	389	-
Gross profit	1,829	2,561	(28.6)%
General and administrative expenses	(507)	(445)	13.9%
Selling expenses	(1,339)	(1,248)	7.3%
Other operating results, net	(62)	(4,717)	(98.7)%
Loss from operations	(79)	(3,849)	(97.9)%
Share of loss of associates	43	(12)	-
Activity Loss	(36)	(3,861)	(99.1)%

6

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

Sugarcane

in ARS million	6M 22	6M 21	YoY Var
Revenues	5,847	4,254	37.4%
Costs	(4,872)	(3,322)	46.7%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	3,570	1,188	200.5%
Gross profit	4,545	2,120	114.4%
General and administrative expenses	(136)	(133)	2.3%
Selling expenses	(77)	(122)	(36.9)%
Other operating results, net	5	(82)	-
Profit from operations	4,337	1,783	143.2%
Activity profit	4,337	1,783	143.2%

Operations

Production Volume (1)	6M 22	6M 21	6M 20	6M 19
Corn	231,058	185,889	286,685	108,173
Soybean	10,559	10,079	14,077	13,178
Wheat	33,615	35,029	35,590	31,074
Sorghum	2,725	795	3,229	1,049
Sunflower	232	-	(1)	951
Cotton	3,094	6,818	3,237	-
Other	5,860	3,298	3,840	1,947
Total Crops (tons)	287,143	241,908	346,657	156,372
Sugarcane (tons)	1,532,990	1,679,465	1,634,521	1,431,109
(1)
Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	6M22			6M21			6M20			6M19			6M18
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Corn	193.8	65.3	259.1	218.9	70.0	288.9	238.4	54.3	292.7	113.0	-	113.0	206.0	6.0	212.0
Soybean	83.7	50.3	134.0	84.8	23.3	108.1	117.0	42.3	159.3	53.0	42.6	95.6	69.8	5.8	75.6
Wheat	12.0	1.0	13.0	15.9	1.3	17.2	19.7	-	19.7	13.4	-	13.4	23.4	-	23.4
Sorghum	21.4	-	21.4	-	-	-	-	-	-	0.2	-	0.2	-	-	-
Sunflower	0.3	-	0.3	-	-	-	5.8	-	5.8	2.1	-	2.1	0.5	-	0.5
Cotton	3.8	-	3.8	2.6	-	2.6	1.8	1.4	3.2	-	-	-	-	-	-
Others	5.6	1.2	6.8	3.3	1.0	4.3	2.1	-	2.1	0.2	-	0.2	0.8	-	0.8
Total Crops (thousands of tons)	320.6	117.8	438.4	325.5	95.6	421.1	384.8	98.0	482.8	181.9	42.6	224.5	300.5	11.8	312.3
Sugarcane (thousands of tons)	1,387.7	-	1,387.7	1,560.3	-	1,560.3	1,414.6	-	1,414.6	1,234.8	-	1,234.8	554.1	-	554.1

Results from the Grains activity presented a positive variation by ARS 3,825 million, from a loss of ARS 3,861 million during the first half of fiscal year 2021 to a loss of ARS 36 million during the same period of fiscal year 2022, mainly because of:

●
A positive variation in the result from sales net of selling expenses in Brazil, due to a higher sales volume in the current period of soybeans and corn, with better prices.

●
Higher results from a positive variation in the result for commodities derivatives, and a gain of BRL 8.7 million in the current period from an agricultural insurance indemnity in Paraguay.

●
Partially offset by a holding loss, since the evolution of prices during this period didn’t reach the proportion registered during the same period of the previous fiscal year.

The result of the Sugarcane activity increased by ARS 2,554 million, from a gain of ARS 1,783 million in the first semester of fiscal year 2021 to a gain of ARS 4,337 million in 2022. This is mainly due to a higher productive result of Brazil, mainly because of higher sales results due to better prices.

7

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

Area in Operation (hectares) (1)	As of 12/31/21	As of 12/31/20	YoY Var
Own farms	114,735	111,033	3.3%
Leased farms	122,348	132,056	(7.4)%
Farms under concession	22,239	22,324	(0.4)%
Own farms leased to third parties	23,778	25,323	(6.1)%
Total Area Assigned to Production	283,100	290,736	(2.6)%
(1)
Includes Agro-Uranga, Brazil and Paraguay,

II.b) Cattle Production

Production Volume (1)	6M22	6M21	6M20	6M19	6M18
Cattle herd (tons)	3,575	4,543	5,354	5,467	4,731
Milking cows (tons) (2)	-	-	-	-	186
Cattle (tons)	3,575	4,543	5,354	5,467	4,917
(1)
Includes Carnes Pampeanas. The meatpacking facilities have been sold on IIIQ 2021
(2)
Milk was discontinued on IIQ 2018

Volume of	6M22			6M21			6M20			6M19			6M18
Sales (1)	D.M	D.M	F.M	Total	D.M	D.M	F.M	Total	D.M	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	6.2	-	6.2	8.5	-	8.5	9.3	-	9.3	4.9	-	4.9	6.2	-	6.2
Milking cows(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cattle (thousands of tons)	6.2	-	6.2	8.5	-	8.5	9.3	-	9.3	4.9	-	4.9	6.2	-	6.2
D.M.: Domestic market
F.M.: Foreign market
(1)
Includes Carnes Pampeanas. The meatpacking facilities have been sold on IIIQ 2021.
(2)
Milk was discontinued on IIQ 2018

Cattle

In ARS Million	6M 22	6M 21	YoY Var
Revenues	1,335	1,680	(20.5)%
Costs	(1,119)	(1,330)	(15.9)%
Initial recognition and changes in the fair value of biological assets and agricultural produce	(133)	119	-
Changes in the net realizable value of agricultural produce after harvest	4	-	-
Gross Profit	87	469	(81.4)%
General and administrative expenses	(77)	(97)	(20.6)%
Selling expenses	(70)	(98)	(28.6)%
Other operating results, net	(18)	20	-
(Loss) / Profit from operations	(78)	294	-
Activity (Loss) / Profit	(78)	294	-

Area in operation – Cattle (hectares) (1)	As of 12/31/21	As of 12/31/20	YoY Var
Own farms	63,273	64,896	(2.5)%
Leased farms	12,590	12,635	(0.4)%
Farms under concession	2,845	3,097	(8.1)%
Own farms leased to third parties	1,325	1,775	(25.4)%
Total Area Assigned to Cattle Production	80,033	82,403	(2.9)%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 12/31/21	As of 12/31/20	YoY Var
Breeding stock	67,997	71,721	(5.2)%
Winter grazing stock	4,217	5,816	(27.5)%
Sheep stock	13,156	12,811	2.7%
Total Stock (heads)	85,370	90,348	(5.5)%

8

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

The result of the Cattle activity decreased by ARS 372 million, from an ARS 294 million gain during the first semester of fiscal year 2021 to an ARS 78 million loss in the same period of fiscal year 2022, mainly explained by a decrease in the revenues from sales due to a lower volume traded and a negative variation in holding due to the increase in prices that had a better performance comparing to inflation in the previous period.

II.c) Agricultural Rental and Services

In ARS Million	6M 22	6M 21	YoY Var
Revenues	248	177	40.1%
Costs	(230)	(223)	3.1%
Gross profit / (loss)	18	(46)	-
General and Administrative expenses	(110)	(35)	214.3%
Selling expenses	(63)	(21)	200.0%
Other operating results, net	2	(20)	-
Loss from operations	(153)	(122)	25.4%
Activity loss	(153)	(122)	25.4%

The result of the activity was increased in by negative ARS 31 million, from a loss of ARS 122 million in the first half of fiscal year 2021 to a loss of ARS 153 million in the same period of 2022.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment increased by ARS 572 million, going from a gain of ARS 561 million for the first half of the fiscal year 2021 to a gain of ARS 1,133 million for the same period of fiscal year 2022, mainly because of better operating results corresponding to Futures and Options, mainly due to higher margins in grain brokerage commissions and an increase in the profit from the sale of inputs, partially offset by lower profits in stockpiling and consignment operations, as a result of the increase in sales costs and associated direct costs .

In ARS Million	6M 22	6M 21	YoY Var
Revenues	4,914	3,084	59.3%
Costs	(3,470)	(2,182)	59.0%
Gross profit	1,444	902	60.1%
General and administrative expenses	(223)	(142)	57.0%
Selling expenses	(350)	(209)	67.5%
Other operating results, net	119	49	142.9%
Profit from operations	990	600	65.0%
Profit from associates	143	(39)	-
Segment Profit	1,133	561	102.0%
EBITDA	1,037	672	54.3%
Adjusted EBITDA	1,037	672	54.3%

IV) Corporate Segment

The negative result of the segment increased by ARS 118 million, from a loss of ARS 196 million in the first half of the fiscal year 2021 to a loss of ARS 314 million in the same period of fiscal year 2022.

In ARS Million	6M 22	6M 21	YoY Var
General and administrative expenses	(314)	(196)	60.2%
Loss from operations	(314)	(196)	60.2%
Segment loss	(314)	(196)	60.2%
EBITDA	(307)	(193)	59.1%
Adjusted EBITDA	(307)	(193)	59.1%

9

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2021, as a result of the merger between IRSA and IRSA PC, our direct and indirect equity interest in IRSA was reduced to 53.68% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

In ARS million	6M 22	6M 21	YoY Var	6M 20	YoY Var
Revenues	11,027	7,463	47.8%	16,451	(33.0)%
Results from operations	26,565	13,491	96.9%	14,578	82.2%
EBITDA	26,970	14,669	83.9%	15,730	71.5%
Adjusted EBITDA	6,538	12,305	(46.9)%	6,966	(6.1)%
Segment Result	26,521	13,098	102.5%	12,614	110.3%

Consolidated revenues from sales, rentals and services were 33.0% lower during the first half of fiscal year 2022 compared to the same period of 2020. Adjusted EBITDA reached ARS 6,538 million, 46.9% lower than the previous year, due to the sales of investment properties made in 2021 -which mitigated the effect of closing operations due to COVID-19- and just 6.1% below the same period of 2020, not affected by the pandemic.

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (USD MM)(2)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	99.9	Variable	< 360 days
Series XXXII	USD	34.3	9.00%	Nov-22
Series XXIII (1)	USD	113.2	6.50%	Feb-23
Series XXX	USD	25.0	2.00%	Aug-23
Series XXXI	USD	0.8	9.00%	Nov-23
Series XXXIV	USD	35.8	6.99%	Jun-24
Series XXXIII	USD	18.8	6.99%	Jul-24
Series XXXV	USD	41.8	3.50%	Sep-24
Other debt		44.4	-	-
CRESUD’s Total Debt (3)	USD	414.1
Cash and cash equivalents (3)	USD	14.5
CRESUD’s Net Debt	USD	399.6
Brasilagro’s Total Net Debt	USD	-54.1
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 102.72 ARS/USD and 5.571 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Helmir & CRESUD stand-alone.

10

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	54.4	Floating	< 360 days
PAMSA loan	USD	13.5	Fixed	Feb-23
Series X NCN	ARS	6.8	Floating	Mar-22
Series V NCN	USD	9.2	9.0%	May-22
Series II NCN	USD	356.0	8.75%	Mar-23
Series IX NCN	USD	51.5	10.0%	Mar-23
Series I NCN	USD	3.1	10.0%	Mar-23
Series VIII NCN	USD	18.0	10.0%	Nov-23
Series XI NCN	USD	12.8	5.0%	Mar-24
Series XII NCN	ARS	41.6	Floating	Mar-24
Series XIII NCN	USD	31.2	3.9%	Aug-24
Other debt	USD	3.9	-	Feb-22
IRSA’s Total Debt	USD	602.0
Cash & Cash Equivalents + Investments(2)	USD	101.2
IRSA’s Net Debt	USD	500.8
(1)
Principal amount in USD (million) at an exchange rate of ARS 102.72/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

11

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Dec-21	Dec-20	Dec-19
Current assets	74,734	60,319	398,594
Non-current assets	333,605	352,479	728,671
Total assets	408,339	412,798	1,127,266
Current liabilities	61,383	102,480	272,884
Non-current liabilities	195,730	172,057	682,507
Total liabilities	257,113	274,537	955,392
Total capital and reserves attributable to the shareholders of the controlling company	55,415	45,305	30,723
Minority interests	95,811	92,956	141,151
Shareholders’ equity	151,226	138,261	171,874
Total liabilities plus minority interests plus shareholders’ equity	408,339	412,798	1,127,266

Comparative Summary Consolidated Statement of Income Data

In ARS million	Dec-21	Dec-20	Dec-19
Gross profit	14,643	8,665	19,423
Profit from operations	33,946	13,521	9,185
Share of profit of associates and joint ventures	62	(736)	(1,506)
Profit from operations before financing and taxation	34,008	12,785	7,679
Financial results, net	8,331	(1,387)	(19,574)
Profit before income tax	42,339	11,398	(11,895)
Income tax expense	(4,309)	(6,218)	(3,088)
Result of the period of continuous operations	38,030	5,180	(14,983)
Result of discontinued operations after taxes	-	(10,104)	16,639
Result for the period	38,030	(4,924)	1,656
Controlling company’s shareholders	21,207	(4,528)	(4,763)
Non-controlling interest	16,823	(396)	6,419

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Dec-21	Dec-20	Dec-19
Net cash generated by operating activities	10,370	4,908	39,999
Net cash generated by investment activities	7,402	76,334	27,914
Net cash used in financing activities	(19,429)	(68,913)	(98,813)
Total net cash (used in) / generated during the fiscal period	(1,657)	12,329	(30,900)

Ratios

In ARS million	Dec-21	Dec-20	Dec-19
Liquidity (1)	1.218	0.589	1.461
Solvency (2)	0.588	0.504	0.180
Restricted capital (3)	0.817	0.854	0.646
Profitability (4)	0.251	-0.036	0.010
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets
(4) Net income for the fiscal year (excluding Other Comprehensive Income) / Average Total Shareholders’ Equity

12

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

Material events of the quarter and subsequent events

September 2021: FyO dividends

General Ordinary Shareholders’ Meeting held on September 30, 2021 approved the distribution of dividends for a total amount of USD 4 million, equivalent to ARS 395 million, which were paid in cash.

October 2021: General Ordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October21, 2021, the following matters, inter alia, were resolved:

●
fully write off the special reserve in the amount of ARS 2,233,223,252 which, adjusted for inflation, amounts to the sum of ARS 2,440,528,006 and use it for the partial absorption of the result for the fiscal year, and, (ii) allocate the remaining loss of the fiscal year for the sum of ARS 5,991,798,962 which, adjusted by inflation, amounts to the sum of ARS 6,548,003,279 to the Non-Allocated Income account.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2021.

October 2021: FyO Notes Issuance

On October 22, 2021, FyO issued its first notes in the local market for an amount of USD 12.3 million. The notes are denominated in dollars and payable in pesos at the applicable exchange rate, with a fixed annual rate of 0.0% and maturing on October 22, 2023. The issue price was 100.0% of the nominal value.

The funds from this operation will be used to finance the company's working capital and continue investing in the digital transformation project that FyO is undergoing.

October 2021: BrasilAgro dividends

At Brasilagro's Ordinary General Shareholders' Meeting held on October 27, 2021, Brasilagro's shareholders approved a dividend for an amount of BRL 260.0 million, or BRL 2.621181215 per share. Such dividends were paid on November 10, 2021 to registered holders as of October 27, 2021.

November 2021: Series XXIX Notes Redemption

On November 10, 2021, the Company has resolved to early redeem the Series XXIX Notes maturing on December 9, 2021. The proposed redemption took place on November 17, 2021, in accordance with the terms and conditions detailed in the Prospectus Supplement for Series XXIX Notes. The redemption price was 100% of the face value of the Series VII Notes, plus accrued and unpaid interest, as of the date set for redemption.

November 2021: Warrants Exercise

Between November 17 and 25, 2021, certain warrants holders have exercised their right to acquire additional shares and a total of 163,813 ordinary shares of the Company were registered, with a face value of ARS 1. As a result of the exercise, USD 92,718.16 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 591,717,174 to 591,880,987, and the number of outstanding warrants decreased from 89,925,630 to 89,761,817.

13

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

December 2021: Resignation of Mr. Carlos Blousson

In December 2021, Mr. Carlos María Blousson, General Manager of Operations in Argentina, has left the Company for personal reasons.

Alejandro Elsztain, CEO of the Company, assumed the responsibility of the operations in Argentina.

Mr. Blousson joined the Company in 1996, served as Commercial Manager and developed the regional expansion strategy, reaching the position of General Manager of CRESUD International.

December 2021: IRSA’s Costa Urbana project approval

On December 21, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by IRSA since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed.

Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of the City of Buenos Aires, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

The financial valuation of the property at fair value, taking into account the novelties described, amounts to approximately USD 360 million as of December 31, 2021.

December 2021: Merger by absorption of IRSA and IRSA Propiedades Comerciales

On September 30, 2021, IRSA & IRSA Propiedades Comerciales Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

The Merger is carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a

14

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA PC public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

In accordance with the commitments assumed in the Prior Merger Commitment, having obtained the administrative consent of the United States Securities and Exchange Commission, an entity to which they are subject because both companies list their shares in markets that operate in said jurisdiction, The shareholders' meetings of both companies were called.

On December 22, 2021, the Shareholders' Meetings of IRSA and IRSA PC were held, approving the merger by absorption, whose effective date was established on July 1, 2021. As of that date, the transfer to the absorbent of the totality of the equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA PC. Within this framework, it was decided to increase the share capital by issuing 152,158,215 new shares in IRSA.

The exchange of IRSA PC shares for IRSA shares will be carried out once the entire administrative process has been completed and once the registration has been made in the “Inspección General de Justicia” (General Inspection of Justice), a process that may take several months.

As a result of the merger, CRESUD reduces its stake in IRSA to 53.68%.

December 2021: Agrofy capital round

In December 2021, Agrofy carried out a new round of capital for USD 29 million, with the aim of consolidating its regional growth, implementing transactionality on the platform and developing fintech solutions. Current shareholders, including Cresud, and a new foreign investor participated in it. As of December 31, 2021, Cresud had a direct and indirect participation in Agrofy of 17.7%.

January 2022: FyO S.A. & FyO Acopio S.A. dividends

After the end of the period, on January 31, 2022, the distributions of dividends from FyO and FyO Acopio were approved for a total of USD 4 and USD 2 million, respectively.

15

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties , not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2021	2020
Result for the period	38,030	(4,924)
Result from discontinued operations	-	10,104
Income tax expense	4,309	6,218
Net financial results	(8,331)	1,387
Share of profit of associates and joint ventures	(62)	736
Depreciation and amortization	1,974	1,923
EBITDA (unaudited)	35,920	15,444
Gain from fair value of investment properties, not realized - agribusiness	(396)	(76)
Gain from fair value of investment properties, not realized - Urban Properties Business	(20,432)	(2,363)
Realized sale - Agribusiness	737	-
Adjusted EBITDA (unaudited)	15,829	13,005

16

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2021

Brief comment on prospects for the Fiscal Year

During the first semester, the Niña effect was confirmed in the region, impacting the production of the 2021-22 campaign in Latin America. This event is having positive effects on the prices of commodities at the international level. We will continue to apply the best agricultural practices to minimize climate risk and achieve high yields. Regarding livestock activity, prices remain firm. Cresud continues to concentrate its livestock production in its own farms, mainly in the Northwest of Argentina, and to consolidate its activity in Brazil, with a focus on improving productivity and operating margins, while controlling costs.

Additionally, as part of our business strategy, we will continue to sell the farms that have reached their maximum level of appreciation in the region.

In relation to the urban properties and investment business, through IRSA, we are optimistic on the recovery process of the activity of shopping malls, offices and hotels that were affected during the past year by the COVID-19 pandemic. We will continue working in 2022 to occupy the vacant leasable area, streamline the cost structure and consolidate the best real estate portfolio in Argentina. Within the framework of the corporate reorganization process that began at the beginning of the year, the shareholders' meetings of IRSA and IRSA PC held on December 22, 2021 approved the merger by absorption between the companies, in which IRSA absorbs IRSA PC, which dissolves without liquidating. The effective date of the merger is July 1, 2021. Both companies have initiated the administrative processes with the National Securities Commission for the administrative compliance of said body and its subsequent registration before the General Inspection of Justice, in charge of the Registry Public in the Autonomous City of Buenos Aires, which could take several months.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with an experienced management and a record track record in accessing the capital markets, will have excellent possibilities to take advantage of the opportunities that arise in the market.

The Company maintains its commitment to preserve the health and well-being of its customers, employees, suppliers, and the entire population.

Alejandro G. Elsztain
CEO

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

17